CapitalSource

05050700

Out-of-the-box **thinking**

2004 Annual Report

One of the leading commercial finance firms in the United States, CapitalSource (NYSE: CSE) makes senior and mezzanine loans generally up to $50 million to small and mid-sized businesses through a variety of financing products. With headquarters in Chevy Chase, Maryland, and 19 offices around the country, we operate through three focused business units: Healthcare & Specialty Finance, Structured Finance and Corporate Finance. As of December 31, 2004, we had loans to 452 clients in 42 states and the District of Columbia with an aggregate outstanding balance of $4.3 billion.

Financial highlights

(IN THOUSANDS, EXCEPT PER SHARE DATA)	2004	2003
Total Loans	$4,274,525	$2,416,907
Total Borrowings	3,717,688	1,669,652
Shareholders' Equity	946,391	867,132
Total Interest and Fee Income	400,151	225,765
Net Interest and Fee Income	321,098	185,809
Provision for Loan Losses	25,710	11,337
Operating Expenses	107,748	67,807
Other Income	17,781	25,815
Net Income, Pro Forma[1]	124,851	82,138
Fully Diluted Earnings Per Common Share, Pro Forma[1]	1.06	0.77
Pro Forma Return on Average Assets[1]	3.59%	4.34%
Pro Forma Return on Average Equity, Pre-Tax[1]	23.32%	19.95%
Pro Forma Return on Average Equity, After Tax[1]	14.17%	12.37%
Net Interest Margin	9.30%	9.81%
Total Debt to Equity (period end)	3.93x	1.93x

[1] Adjusted to reflect the tax effects from our reorganization as a "C" corporation.

A **simple** business plan

Out-of-the-box thinking sets us apart from other lenders. First, we deliver unique financing solutions for large, underserved, niche markets. By concentrating on areas with the highest risk-adjusted returns, we have attained strong earnings growth without compromising credit quality. We excel by using the four most important attributes that a successful lender can offer:

Creativity

Our financing is structured to suit the needs of each client.

Insight

Our expertise helps us identify a company's intrinsic enterprise value.

Partnership

We work with businesses to help them grow and prosper.

Speed

We can close transactions in 14 days or less.


John K.
Jason M.

Dear Shareholder:

We are pleased to report that 2004 was a very successful year for CapitalSource. The company met or exceeded all of the important benchmarks we had established for our business and we solidified our position as a market leader in our chosen markets.

Our View of 2004

Thanks to the efforts of everyone in the company, we produced the following results:

- Our funded loan portfolio grew by approximately $1.9 billion (net)
- We met or exceeded all of our expectations with respect to credit, portfolio yield and return on average assets
- We lowered our funding costs and enhanced our liquidity position
- Our most important financial metric—our return on shareholders' equity—grew to 14.2% for the year, with a "run rate" return on equity of 16.6% for the fourth quarter (after tax)

The capital base of the business improved significantly this past year. We completed two unsecured convertible debt offerings totaling $550 million and two term debt securitizations totaling $2.0 billion, all on extremely favorable terms, and we expanded our credit facility capacity to $1.8 billion. These accomplishments provide liquidity to our business that has never been better both in terms of access and cost.

Our positive operating results did cause us to miss our operating efficiency target. Compensation accounts for approximately 65% of our operating expenses. This past year we developed an incentive compensation methodology that links the size of the company-wide bonus pool to our return on average equity. In short, when our return on equity exceeds our forecast, our bonus pool will increase, which, in turn, reduces our operating efficiency. To our minds, linking employee compensation to return on equity is the right answer in terms of alignment with our shareholders. Increasing return on equity in the future will continue to delay us from achieving our operating efficiency targets; however, we consider this a worthwhile trade-off and one we hope to make for years to come! Moreover, we remain confident that our annual return on average shareholders' equity will be solidly within our targeted range of 15% to 20% beginning in 2005.

Each of our three business units—Corporate Finance, Healthcare & Specialty Finance and Structured Finance—had very strong performances in 2004. The Corporate Finance business made 125 loans to 56 borrowers, representing net loan growth of $737 million, and firmly positioned itself as the leading lender for small leverage buyouts. The Healthcare & Specialty Finance business grew substantially across 2004, making 125 loans to 93 borrowers and increasing its outstanding portfolio by $573 million, or 87%. The strong loan growth of Healthcare & Specialty Finance in 2004 reflects the major investment we made to increase the number of professionals there in 2003; we would challenge any company to put forth a better healthcare lending team. Our Structured Finance business had a very solid year as well, adding 166 loans to 147 borrowers, a portfolio increase of $547 million. As promised, the Structured Finance real estate business improved through a combination of management initiatives, a refinement of its product offerings and the acquisition of CIG International, a proven lender to the residential real estate market.

Most importantly, all three business units demonstrated their commitment to defending the balance sheet by delivering strong credit results. We had 0.26% charge-offs across the entire company. While we hate losing money, we believe that such a low level of charge-offs on a portfolio comprised substantially of senior secured loans, with unlevered yields of 11.6%, is first evidence of superior risk-adjusted returns. Our shareholders should expect that our approach to lending will continue to generate high absolute yields on a predominately senior secured portfolio. It is our basic business tenet to perform substantial loan underwriting and highly focused loan administration to deliver risk-adjusted returns well above the industry norm.

We could not achieve our credit performance without the efforts of CapitalAnalytics, our 65+ person audit and due diligence subsidiary. The entire CapitalAnalytics team focuses on providing the highest quality forensic underwriting and ongoing audit work in a timely and consistent manner that we believe sets the standard for our industry. No other lender has anything like it.

Human Capital

As set forth in our Business Principles, our employees are our greatest asset. In the beginning of 2005 we made some organizational changes to better position the company to manage the growth we expect in the years ahead. While we still have three primary business units, each headed by a president, we now have 10 business groups, each headed by a managing director, underneath the primary business units. We refined our organizational structure to allow some of our talented managers to assume more responsibility for managing the growth and operations of the company by giving them direct financial control over their groups' performance. We are confident that these new managers will respond well to this "push down" of responsibility. The presidents of our three primary businesses will now have the opportunity to expand their largely tactical roles to include strategic responsibility for their business and a more significant role in the management of CapitalSource.

Business Unit Realignment and Lending Products

In early 2005 we broadened the mandate of what was formerly the Healthcare Finance group to include our new Business Credit Services group and our Security Lending group. Business Credit Services is an asset-based lending group that provides highly structured asset-based loans to a broad range of middle market borrowers, and the Security Lending group finances security alarm dealers and other companies generally engaged in the security industry. These two businesses, together with the Healthcare Real Estate group, the Healthcare Credit group and CapitalSource Mortgage Finance, our HUD/FHA processor, are now part of what we are more broadly calling our Healthcare & Specialty Finance business.

Across all of our businesses we offer eight specific lending products: senior loans for financing leveraged buyouts, healthcare real estate loans, healthcare working capital loans, highly structured (including debtor-in-possession financing) asset-based loans, senior asset-based loans to security alarm companies, senior and mezzanine loans to real estate owners and operators, asset-based loans to finance companies, and the processing of mortgages on behalf of HUD/FHA.

Growth in the Current Business Environment

The benefits of our business model are particularly apparent in today's credit environment. Our model continues to allow us to identify good opportunities in a world otherwise awash in liquidity. We believe that in today's credit environment many credit providers and investors have underpriced risk and overvalued most asset classes. Perhaps these events will lead to more opportunities for our business as the cycle inevitably changes, and assets and debt may be sold at a discount to today's values. For now, we remain highly focused on our niche lending areas which, on a relative basis, are much less liquid and, therefore, continue to present an abundance of good opportunities. Expect that during these periods when credit is abundant, we are more likely to emphasize asset-based lending strategies, as enterprise lending becomes more challenging to underwrite.

More than ever, we believe CapitalSource can grow and become a major financial enterprise. Our platform is broad, our people are immensely talented, we have a culture firmly rooted in execution, and our access to capital is strong. On a directional basis, the middle market continues to be the most exciting opportunity in the U.S. economy, and you own the best-positioned middle market financial services provider. As for scalability, we have spent considerable time in 2004 establishing a broader foundation so that we can achieve substantial growth across the next five years without sacrificing our uncompromising credit standards.

Our View of 2005

Expect no major course change from us in 2005. Our three business units and eight lending products will all grow in 2005, with more of that growth coming from our asset-based products. We do intend to add more fee businesses to our platform, as we see these businesses as excellent opportunities to lever our franchise and complement our current revenue sources.

We have included another copy of our Business Principles in this report and invite you to read them and call us with any questions.

In appreciation,

John K. Delaney
Chairman and Chief Executive Officer

Jason M. Fish
President and Director

10 business principles

1. Economic goal

Our long-term economic goal is to manage our business to achieve a return on invested equity (measured on a pre-tax basis) in excess of 25%, regardless of economic conditions.

2. Business plan

Our business is principally originating loans and investing in debt- or credit-related securities. It is our view that the most direct way to achieve our long-term economic goal is by building lending platforms which originate loans that have superior risk-adjusted returns. Put another way, we seek to originate loans that have high returns relative to their risk profile. In general, this is achieved if the lending platforms target inefficiencies in the debt markets, are staffed with experienced professionals, deliver a superior product to the customer, are executed efficiently against their strategy, and maintain a strong and disciplined credit culture.

3. Employees

Our people are our single greatest asset, and we work hard to reward them with a good working environment. We are a meritocracy and seek to advance talent at a rapid pace. We allow original ideas—driven by smart, creative people—to shape out-of-the-box solutions for our customers.

4. Customer service

Our current lending platforms offer two distinct services to our clients. First, we try to act, in all respects, faster than our competition. We believe speed is a virtue in commercial finance, and the orientation of the company is to respond as quickly as we can to our clients. Second, we deliver unique solutions to our borrowers. We call this "the original path to yes." In addition to these core elements of our service, we focus on providing our customers with the highest level of courtesy, service and professionalism. Unless it compromises credit quality, asset value or our business principles, no request from a customer should be denied.

5. Credit

We operate with a "credit first" approach and always stress that the first order of business is to maintain a good credit culture. Good credit work will be achieved by: (a) sticking to our lending discipline and (b) making decisions based on complete and accurate information. The company's lending discipline is to make loans only when they are secured by either: (a) a business, at a discount to the enterprise value of that business in all market conditions, or (b) by an asset, at a discount to the liquidation value of that asset in all market conditions. We have created a series of completely independent checks and balances in each step of the credit and investment process.

6. Risk management

We manage risk in our business through strict financial controls, through an independent series of checks and balances in the credit process, and through the creation of a culture of transparency related to the underwriting and portfolio management process. It is our view that "group think" is the most successful orientation for a business that has risk management at its core. We, therefore, force active discourse on all credit decisions from groups within the business that have a different orientation on risk and return.

7. Use of leverage

We will limit leverage to a level below what we could obtain from the debt capital markets. While this will limit returns, we believe our business (unlike a depository) will always be dependent upon the capital markets. From time to time, the capital markets experience disruptions that cannot be predicted. The only way we know to manage through these disruptions is to maintain an adequate cushion in our balance sheet.

8. Corporate governance

We will engage in best practices with respect to financial reporting, corporate governance and overall business ethics. We try, on a regular basis, to be frank about the relative strengths and weaknesses of our business, since both will exist in varying degrees at all times.

9. Business ethics

We take great pride in the integrity of the firm. Honesty and fair dealings drive the daily activities of our staff.

10. Our work

We take great pride in the quality of our work. Our people make a significant effort to do the best work they can in all situations.



Our unique



erating model is designed to close transactions **fast**



Speed

Unlike other lenders, our operating model isn't structured as a hierarchy but as a uniquely integrated system in which all departments—from sales to underwriting to analytics—report directly to a single credit committee, which has final say over every loan. This means that CapitalSource decision makers are actively involved in every deal right from the start to minimize losses and optimize speed. In addition, our clients benefit by having seasoned underwriters, lawyers and accountants in-house to keep the process flowing smoothly. As a result, we thrive on tight deadlines and close transactions fast, sometimes in less than 14 days. Our ability to work thoroughly and rapidly is such that we have never failed to deliver on a financial commitment, and we consistently meet all of our clients' timing expectations.

We structure and **adapt** financing to suit the needs of



Every company is different, and commercial financing should reflect those differences. At CapitalSource, we design financial products to fit the company rather than require the company to fit the product. By combining creativity with expertise, we are able to structure everything from real estate loans to leveraged buyouts so that they dovetail with each client's unique situation and circumstances. Our skilled, knowledgeable staff has 10 or more years of experience on average, and about 75% of our underwriters have earned a CPA, MBA or JD. The result is a fresh approach to lending that routinely creates smart, inventive solutions for our customers in a way that is mutually beneficial for them and for us.

Creativity

each business




Even after closing a deal,

we continue to work with clients to help them **grow**



Partnership

At CapitalSource, we are business people first and lenders second. Long after a deal has closed, we continue to look after our clients' interests by alerting them to other opportunities that could help them achieve their business, operational and financial objectives. For instance, we may inform them about potential acquisitions, act in an advisory capacity, introduce them to industry contacts or look for future transactions that will help their business expand. In short, we try to establish long-standing relationships with clients that feel more like partnerships and, typically, that has led to recurring business. Not surprisingly, many of our clients have achieved impressive growth and success. We are pleased to have played a role in helping them grow, build and prosper.

We **understand** the business financing needs for many

We have experience not only in finance but also directly in a number of key industries, such as healthcare, retail, media and commercial real estate. Among our staff are former hospital administrators and media specialists. That added expertise gives us insight into the workings of businesses from different sectors that few lenders have. It enables us to understand the enterprise value of each company so that we can accurately assess its potential growth and risks. As a further safeguard, we underwrite loans in two ways to protect our credit, and an independent system of checks and balances ensures that every loan meets our stringent standards for high-quality credit.

Insight

different industries



Our company operates through three distinct lending units:

Corporate Finance
Our expertise in specific industry sectors enables us to serve a diverse group of middle market companies and their investors. We provide senior and mezzanine loans of up to $200 million for leveraged buyouts, leveraged build-ups, consolidations, growth financing and recapitalizations. By blending our senior and mezzanine capabilities to finance an entire transaction, we are able to close deals much faster than the competition, often within two weeks. That combination of speed, expertise and service has positioned our company as the lender of choice for small and medium-sized businesses.

Healthcare & Specialty Finance
The Healthcare & Specialty Finance team at CapitalSource provides in-depth industry experience and rapid execution capabilities to deliver innovative, flexible and timely financing solutions to a broad range of middle market companies, including healthcare, security and other general businesses. Our diverse suite of financial products, specific industry expertise and our focus on small and mid-sized companies make us ideally suited for this market.

Structured Finance
Lender finance companies and the commercial real estate industry demand the kind of customized financing solutions that are our specialty. These borrowers may include mortgage companies, commercial and consumer lenders, real estate developers and investors. For this sophisticated market, we supply capital through medium-term senior mortgages, high leverage bridge loans and "gap equity" financing. In addition, our products address a broad selection of property types, including condominium conversions, office space and specialized real estate niches such as timeshares. Serving this industry has allowed us to develop into a strong franchise for structured finance and capture a diverse, growing market.

2004 Financial Review

Selected financial data

You should read the data set forth below in conjunction with our consolidated financial statements and related notes of CapitalSource Inc., "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this report. The following tables show selected portions of audited historical consolidated financial data as of and for the years ended December 31, 2004, 2003, 2002 and 2001 and for the period from September 7, 2000, the date we commenced operations, through December 31, 2000. We derived our selected consolidated financial data as of and for the years ended December 31, 2004, 2003, 2002 and 2001 and for the period from September 7, 2000, the date we commenced operations, through December 31, 2000 from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm.

The average number of common shares outstanding has been adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on September 7, 2000 (inception). For additional description of the recapitalization, see Note 10, *Shareholders' Equity*, in the audited consolidated financial statements for the year ended December 31, 2004.

	YEAR ENDED DECEMBER 31,				PERIOD FROM SEPTEMBER 7, 2000 (INCEPTION) THROUGH DECEMBER 31, 2000
($ IN THOUSANDS, EXCEPT PER SHARE DATA)	2004	2003	2002	2001	
Results of operations					
Interest income	$313,827	$175,169	$73,591	$21,915	$2,478
Fee income	86,324	50,596	17,512	4,553	217
Total interest and fee income	400,151	225,765	91,103	26,468	2,695
Interest expense	79,053	39,956	13,974	4,286	295
Net interest and fee income	321,098	185,809	77,129	22,182	2,400
Provision for loan losses	25,710	11,337	6,688	—	—
Net interest and fee income after provision for loan losses	295,388	174,472	70,441	22,182	2,400
Total operating expenses	107,748	67,807	33,595	15,589	2,525
Total other income	17,781	25,815	4,736	199	63
Net income (loss) before income taxes	205,421	132,480	41,582	6,792	(62)
Income taxes[1]	80,570	24,712	—	—	—
Net income (loss)	$124,851	$107,768	$41,582	$ 6,792	$ (62)
Net income per share					
Basic	$ 1.07	$ 1.02	$ 0.43	$ 0.07	$ (0.00)
Diluted	$ 1.06	$ 1.01	$ 0.42	$ 0.07	$ (0.00)
Average shares outstanding					
Basic[2]	116,217,650	105,281,806	97,701,088	97,246,279	97,016,588
Diluted[2]	117,600,676	107,170,585	99,728,331	99,336,235	99,288,600

(1) We provided for income taxes on the income earned in 2004 based on a 39.2% effective tax rate. We provided for income taxes on the income earned from August 7, 2003 through December 31, 2003 based on a 38% effective tax rate. Prior to our reorganization as a "C" corporation on August 6, 2003, we operated as a limited liability company and all income taxes were paid by our members.

(2) Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on September 7, 2000 (inception).

($ IN THOUSANDS)	DECEMBER 31, 2004	2003	2002	2001	2000
Balance sheet data					
Loans	$4,274,525	$2,416,907	$1,073,680	$394,272	$ 84,528
Less deferred loan fees	(98,936)	(59,793)	(30,316)	(10,746)	(2,354)
Less allowance for loan losses	(35,208)	(18,025)	(6,688)	—	—
Loans, net	4,140,381	2,339,089	1,036,676	383,526	82,174
Total assets	4,736,829	2,567,091	1,160,605	429,642	105,755
Repurchase agreement	—	8,446	—	—	—
Credit facilities	966,961	737,998	240,501	207,104	8,251
Term debt	2,189,356	923,208	428,585	—	—
Convertible debt	561,371	—	—	—	—
Total borrowings	3,717,688	1,669,652	669,086	207,104	8,251
Total shareholders' equity	946,391	867,132	473,682	215,126	96,708
Portfolio statistics					
Number of loans closed to date	923	504	209	73	15
Number of loans paid off to date	(275)	(87)	(24)	(2)	—
Number of loans	648	417	185	71	15
Total loan commitments	$6,379,012	$3,673,369	$1,636,674	$580,640	$138,384
Average outstanding loan size	$ 6,596	$ 5,796	$ 5,804	$ 5,553	$ 5,635
Average balance of loans outstanding during period	$3,287,734	$1,760,638	$ 672,015	$186,051	$ 52,948
Employees as of period end	398	285	164	86	30

	YEAR ENDED DECEMBER 31, 2004	2003	2002	2001	PERIOD FROM SEPTEMBER 7, 2000 (INCEPTION) THROUGH DECEMBER 31, 2000
Performance ratios					
Pre-tax return on average assets	5.90%	7.00%	5.63%	3.23%	(0.27)%
Pre-tax return on average equity	23.32%	19.57%	12.23%	4.86%	(0.28)%
Net interest margin	9.30%	9.81%	10.50%	10.64%	10.83%
Operating expenses as a percentage of average total assets	3.09%	3.58%	4.55%	7.41%	10.92%
Efficiency ratio (operating expenses/net interest and fee income and other income)	31.8%	32.0%	41.0%	69.7%	102.5%
Credit quality and leverage ratios					
60 or more days contractual delinquencies as a percentage of loans (as of period end)	0.76%	0.18%	0.00%	0.00%	0.00%
Loans on non-accrual status as a percentage of loans (as of period end)	0.53%	0.36%	0.00%	0.00%	0.00%
Net charge offs (as a percentage of average loans)	0.26%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses as a percentage of loans (as of period end)	0.82%	0.75%	0.62%	0.00%	0.00%
Total debt to equity (as of period end)	3.93x	1.93x	1.41x	0.96x	0.09x
Equity to total assets (as of period end)	20.0%	33.8%	40.8%	50.1%	91.5%

Management's discussion and analysis of financial condition and results of operations

The information contained in this section should be read in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this Report under the caption "Selected Financial Data."

OVERVIEW

We are a specialized commercial finance company providing loans to small and medium-sized businesses. Our goal is to be the lender of choice for small and medium-sized businesses with annual revenues ranging from $5 million to $500 million that require customized and sophisticated debt financing. We conduct our business in one reportable segment through three focused lending businesses:

- Corporate Finance, which generally provides senior and mezzanine loans principally to businesses backed by private equity sponsors;
- Healthcare and Specialty Finance, which generally provides asset-based revolving lines of credit, first mortgage loans, equipment financing and other senior and mezzanine loans to healthcare businesses and a broad range of other companies; and
- Structured Finance, which generally provides asset-based lending to finance companies and commercial real estate owners.

We offer a range of senior secured asset-based loans, first mortgage loans, senior secured cash flow loans and mezzanine loans to our clients. Although we occasionally make loans greater than $50 million, our loans generally range from $1 million to $50 million, with an average loan size as of December 31, 2004 of $6.6 million, and generally have a maturity of two to five years. Substantially all of our loans require monthly interest payments at variable rates. In many cases, our loans provide for interest rate floors that help us maintain our yields when interest rates are low or declining.

Our revenue consists of interest and fees from our loans and, to a lesser extent, other income which includes unrealized appreciation (depreciation) on certain investments, gains (losses) on the sale of warrants and other investments, gains (losses) on derivatives, third-party loan servicing income, income from fee generating business and deposits forfeited by our prospective borrowers. Our expenses consist principally of interest expense on our borrowings and operating expenses, which include compensation and employee benefits and other administrative expenses.

We borrow money from our lenders at variable interest rates. We generally lend money at variable rates based on the prime rate. To a large extent, our operating results and cash flow depend on the difference between the interest rate at which we borrow funds and the interest rate at which we lend these funds.

The primary driver of our results of operations and financial condition has been our significant growth since our inception on September 7, 2000. Our interest earning assets, which consist primarily of loans, grew to $4.7 billion as of December 31, 2004, an increase of 81%, from $2.6 billion as of December 31, 2003, and generated a gross yield of 11.59% for the year ended December 31, 2004.

We believe we have been able to manage our significant growth since inception without material adverse effects on the credit quality of our portfolio. We have provided an allowance for loan losses consistent with our expectation of losses inherent in our portfolio. As of December 31, 2004, loans with an aggregate principal balance of $32.3 million were 60 or more days delinquent. As of December 31, 2004, loans with an aggregate principal balance of $22.4 million were on non-accrual status.

Our business depends on our access to external sources of financing and the cost of such funds. Since inception, we have funded our business through a combination of secured credit facilities, secured term debt, convertible debt, equity and retained earnings. The weighted average interest cost of our borrowings for the year ended December 31, 2004 was 3.08%. All of our term debt transactions have been accounted for as on-balance sheet financings with no gain or loss recorded on the transactions. As of December 31, 2004, our debt to equity ratio was 3.93x. Our ability to continue to grow depends, to a large extent, on our ability to continue to borrow from our lenders and our access to the debt capital markets. To the extent these markets were to suffer from prolonged disruptions, our ability to finance continued growth could be hampered. We believe that our capital structure and access to additional funding sources provide us with the flexibility to continue to grow our assets as we pursue attractive lending opportunities.

We accelerated our hiring and investments in other operational assets during our first years in operation and have continued to make these investments. We believe our expenses generally will continue to decrease as a percentage of our average total assets as we continue to monitor our operating expenses and spread these expenses over a growing portfolio of loans. For the year ended December 31, 2004, the ratio of our operating expenses to average total assets was 3.09%, down from 3.58% for the year ended December 31, 2003.

During 2004, short-term interest rates rose, and we expect them to continue to rise. Increases in short-term interest rates will have a positive impact on our net interest income as substantially all of our loans are at variable rates, while certain of our borrowings are at fixed rates. However, with respect to our borrowers who generate cash flow in an amount that is only sufficient to service our debt, rising interest rates may adversely affect their ability to service our debt absent any improvements in their businesses. We intend to closely monitor the effect of interest rate movements on our clients' ability to make timely payments.

Portfolio Composition

Prior to February 1, 2005, our security alarm industry loans were included in our Structured Finance Business and are reflected as such in the portfolio statistics below. The composition of our loan portfolio by type and by lending business as of December 31, 2004 and 2003 was as follows:

	DECEMBER 31,			
($ IN THOUSANDS)	2004		2003	
Composition of portfolio by loan type:				
Senior secured cash flow loans	$1,583,411	37%	$ 832,871	35%
Senior secured asset-based loans	1,327,556	31	802,115	33
First mortgage loans	1,120,204	26	677,404	28
Mezzanine loans	243,354	6	104,517	4
Total	$4,274,525	100%	$2,416,907	100%
Composition of portfolio by lending business:				
Corporate Finance	$1,709,180	40%	$ 972,105	40%
Healthcare and Specialty Finance	1,229,804	29	656,671	27
Structured Finance	1,335,541	31	788,131	33
Total	$4,274,525	100%	$2,416,907	100%

The number of loans, average loan size, number of clients and average loan size per client by lending business as of December 31, 2004 were as follows:

($ IN THOUSANDS)	NUMBER OF LOANS	AVERAGE LOAN SIZE	NUMBER OF CLIENTS	AVERAGE LOAN SIZE PER CLIENT
Composition of portfolio by lending business:				
Corporate Finance	219	$7,804	97	$17,620
Healthcare and Specialty Finance	203	6,058	151	8,144
Structured Finance	226	5,909	204	6,547
Overall portfolio	648	$6,596	452	$ 9,457

The scheduled maturities of our loan portfolio by type as of December 31, 2004 were as follows:

($ IN THOUSANDS)	DUE IN ONE YEAR OR LESS	DUE IN ONE TO FIVE YEARS	DUE AFTER FIVE YEARS	TOTAL
Scheduled maturities by loan type:				
Senior secured cash flow loans	$217,143	$1,311,242	$ 55,026	$1,583,411
Senior secured asset-based loans	163,840	1,163,716	—	1,327,556
First mortgage loans	192,507	887,735	39,962	1,120,204
Mezzanine loans	50,527	172,942	19,885	243,354
Total	$624,017	$3,535,635	$114,873	$4,274,525

The dollar amounts of all fixed-rate and adjustable-rate loans by loan type as of December 31, 2004 were as follows:

($ IN THOUSANDS)	ADJUSTABLE RATES	FIXED RATES	TOTAL
Composition of portfolio by loan type:			
Senior secured cash flow loans	$1,539,289	$ 44,122	$1,583,411
Senior secured asset-based loans	1,295,324	32,232	1,327,556
First mortgage loans	1,105,211	14,993	1,120,204
Mezzanine loans	107,130	136,224	243,354
Total	$4,046,954	$227,571	$4,274,525
Percentage of total portfolio	94.7%	5.3%	100.0%

We also invest in equity interests, typically in connection with a loan to a client. The investments include common stock, preferred stock, limited liability company interests, limited partnership interests and warrants to purchase equity instruments. As of December 31, 2004 and 2003, the carrying value of our investments was $44.0 million and $39.8 million, respectively. As of December 31, 2004, investments totaling $5.7 million are carried at fair value with increases and decreases recorded in other income (expense).

As of December 31, 2004, we were committed to contribute $16.0 million of additional capital to ten private equity funds.

Interest and Fee Income

Interest and fee income represents loan interest and net fee income earned from our loan operations. Substantially all of our loans charge interest at variable rates that generally adjust daily. Fee income includes the amortization of loan origination fees, net of the direct costs of origination, the amortization of original issue discount, the amortization of the discount or premium on loans acquired, and other fees charged to borrowers. Loan prepayments may materially affect fee income since, in the period of prepayment, the amortization of remaining net loan origination fees and discounts is accelerated and prepayment penalties may be assessed on the prepaid loans.

Interest Expense

Interest expense is the amount paid on borrowings, including the amortization of deferred financing fees. With the exception of our convertible debt, which pays a fixed rate, all of our borrowings charge interest at variable rates based on 30-day LIBOR or commercial paper rates plus a margin. As our borrowings increase and as short-term interest rates rise, our interest expense will increase. Deferred financing fees and the costs of acquiring debt, such as commitment fees and legal fees, are amortized over the shorter of either the first call period or the contractual maturity of the borrowing. Loan prepayments may materially affect interest expense since in the period of prepayment the amortization of remaining deferred financing fees and debt acquisition costs is accelerated.

Provision for Loan Losses

The provision for loan losses is the periodic cost of maintaining an appropriate allowance for loan losses inherent in our portfolio. As the size of our portfolio increases, the mix of loans within our portfolio changes, or if the credit quality of the portfolio declines, we record a provision to increase the allowance for loan losses.

Operating Expenses

Operating expenses include compensation and benefits, professional fees, travel, rent, insurance, depreciation and amortization, marketing and other general and administrative expenses.

Other Income (Expense)

Other income (expense) consists of gains (losses) on the sale of equity investments and warrants, unrealized appreciation (depreciation) on certain investments, gains (losses) on derivatives, due diligence deposits forfeited, fees associated with HUD origination activities, third-party servicing income, and other miscellaneous fees and expenses not attributable to our loan operations.

Income Taxes

We were originally organized as a limited liability company. During the period that we were organized as a limited liability company, all income taxes were the responsibility of our individual members; therefore, our historical consolidated statements of income do not include any provision for income taxes. Since our reorganization into a "C" corporation for income tax purposes in August 2003, we are responsible for paying federal, state and local income taxes. Deferred tax liabilities and assets have been reflected in the consolidated balance sheets. Deferred tax liabilities and assets are determined based on the differences between the book value and the tax basis of particular assets and liabilities, using tax rates scheduled to be in effect for the years in which the differences are expected to reverse.

Segment Reporting

Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information,* requires that a public business enterprise report financial and descriptive information about its reportable operating segments including a measure of segment profit or loss, certain specific revenue and expense items, and segment assets.

We operate as a single business segment and, therefore, this statement is not applicable. Because our clients require customized and sophisticated debt financing, we have created three lending businesses to develop the industry experience required to structure loans that reflect the particular credit and security characteristics required by different types of clients. However, we manage our operations as a whole rather than by lending business. For example:

- To date, our resources have been sufficient to support our entire lending business. We obtain resources for the benefit of the entire company and do not allocate resources to specific lending businesses based on their individual or relative performance. Generally, we fund all of our loans from common funding sources.
- We have established common loan origination, credit underwriting, credit approval and loan monitoring processes, which are used by all lending businesses.
- We do not factor the identity of the lending business originating a loan into our decision as to whether to fund proposed loans. Rather, we fund every loan that is approved by our credit committee and is acceptable to our customers, and we expect this trend to continue.

RESULTS OF OPERATIONS

Our results of operations continue to be driven primarily by our rapid growth. The most significant factors influencing our results of operations for the years ended December 31, 2004, 2003 and 2002 described in this section were:

- Significant growth in our loan portfolio;
- Increased borrowings to fund our growth;
- Increased operating expenses, consisting primarily of higher employee compensation directly related to increases in the number of employees necessary to originate and manage our loan portfolio;
- Increased provision for loan losses as our portfolio continued to grow; and
- Increased effective tax rate.

Our operating results for the year ended December 31, 2004 compared to the year ended December 31, 2003 and for the year ended December 31, 2003 compared to the year ended December 31, 2002 were as follows:

	YEAR ENDED DECEMBER 31,				YEAR ENDED DECEMBER 31,			
($ IN THOUSANDS)	2004	2003	$ CHANGE	% CHANGE	2003	2002	$ CHANGE	% CHANGE
Interest income	$313,827	$175,169	$138,658	79%	$175,169	$73,591	$101,578	138%
Fee income	86,324	50,596	35,728	71%	50,596	17,512	33,084	189%
Interest expense	79,053	39,956	39,097	98%	39,956	13,974	25,982	186%
Provision for loan losses	25,710	11,337	14,373	127%	11,337	6,688	4,649	70%
Operating expenses	107,748	67,807	39,941	59%	67,807	33,595	34,212	102%
Other income	17,781	25,815	(8,034)	(31%)	25,815	4,736	21,079	445%
Income taxes	80,570	24,712	55,858	226%	24,712	—	24,712	n/a
Net income	124,851	107,768	17,083	16%	107,768	41,582	66,186	159%

Comparison of the Years Ended December 31, 2004 and 2003

Interest Income

The increase in interest income was due to the growth in average interest earning assets, primarily loans, of $1.6 billion, or 82%, partially offset by a decrease in the interest component of yield of 9.09% for the year ended December 31, 2004 from 9.25% for the year ended December 31, 2003. Fluctuations in yields are driven by a number of factors including the coupon on new originations, the coupon on loans that pay down or pay off and the effect of external interest rates.

Fee Income

The increase in fee income was primarily due to two factors. First, the recognition of greater prepayment fee income associated with the accelerated amortization of deferred net origination fees and loan discounts and prepayment fees which aggregated $25.9 million for the year ended December 31, 2004 compared to $15.6 million for the year ended December 31, 2003. The remaining $9.8 million increase in fee income was due to the overall growth in interest earning assets.

Interest Expense

We fund our growth largely through borrowings. Consequently, the increase in our interest expense was primarily due to an increase in borrowings as well as rising interest rates during the year. In 2004, our borrowings increased $1.4 billion, or 113%. This increase was partially offset by a decrease in our cost of borrowings resulting from more cost effective financings.

Net Interest Margin

Net interest margin, defined as net interest income divided by average interest earning assets, was 9.30% for the year ended December 31, 2004, a decline of 51 basis points from 9.81% for the year ended December 31, 2003. The decrease in net interest margin was primarily due to the increase in interest expense resulting from higher leverage. Net interest spread, the difference between our gross yield on interest earning assets and the cost of our interest bearing liabilities, was 8.51% for the year ended December 31, 2004, a decrease of 9 basis points from 8.60% for the year ended December 31, 2003. Gross yield is the sum of interest and fee income divided by our average interest earning assets. The decrease in net interest spread is attributable to the changes in its components as described above.

The yields of interest earning assets and the costs of interest bearing liabilities for the years ended December 31, 2004 and 2003 were as follows:

	YEAR ENDED DECEMBER 31,					
	2004			2003		
($ IN THOUSANDS)	WEIGHTED AVERAGE BALANCE	INTEREST AND FEE INCOME/ INTEREST EXPENSE	AVERAGE YIELD/ COST	WEIGHTED AVERAGE BALANCE	INTEREST AND FEE INCOME/ INTEREST EXPENSE	AVERAGE YIELD/ COST
Interest earning assets:						
Interest income		$313,827	9.09%		$175,169	9.25%
Fee income		86,324	2.50		50,596	2.67
Total interest earning assets(1)	$3,453,888	400,151	11.59	$1,893,342	225,765	11.92
Total interest bearing liabilities(2)	2,567,077	79,053	3.08	1,204,252	39,956	3.32
Net interest spread		$321,098	8.51%		$185,809	8.60%
Net interest margin (net yield on interest earning assets)			9.30%			9.81%

(1) Interest earning assets include loans, cash and restricted cash.

(2) Interest bearing liabilities include credit facilities, term debt, convertible debt and repurchase agreements.

Provision for Loan Losses

The increase in the provision reflected the growth and the seasoning of the portfolio and an increase in the balance of impaired loans in the portfolio. Another factor contributing to the increase in the provision was the change in composition of our portfolio by loan type. During 2004, senior secured cash flow loans and mezzanine loans increased at a faster rate than the rest of our portfolio. Due to their higher risk profile, senior-secured cash flow loans and mezzanine loans have a higher general reserve provision than the other loans in our portfolio. During the years ended December 31, 2004 and 2003, we recorded specific reserves of $11.2 million and $2.7 million, respectively, for loans which we considered to be impaired. We consider a loan to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including principal and scheduled interest payments.

Other Income

The decrease in other income for the year ended December 31, 2004 was primarily due to the decrease in gain on investments to $2.4 million from $18.1 million for the year ended December 31, 2003 due primarily to the gain on sale of our equity interest in MedCap Properties LLC of $12.6 million recognized in 2003. Partially offsetting this decrease was the increase of $3.2 million in fees arising from our activities in originating federally insured mortgage loans, the addition of $3.8 million in third-party servicing fees and an increase of $1.9 million in diligence deposits forfeited.

Operating Expenses

The increase in operating expenses was primarily due to higher total employee compensation, which increased $28.0 million, or 63%. The higher employee compensation was attributable to the increase in employees during 2004 to 398 as of December 31, 2004 from 285 as of December 31, 2003, as well as higher incentive compensation relating to the growth in our operating profits. A significant portion of employee compensation is composed of annual bonuses. During 2004, we established a variable methodology for employee bonuses partially based on the performance of the Company, pursuant to which we accrued for employee bonuses throughout the year. For the years ended December 31, 2004 and 2003, bonus expense totaled $30.1 million and $19.8 million, respectively. The remaining $11.9 million increase in operating expenses for the year ended December 31, 2004 was attributable to an increase of $2.7 million in professional fees, $2.3 million in travel and entertainment expenses, $2.2 million in rent, $1.4 million in insurance and $3.3 million in other general business expenses.

Operating expenses as a percentage of average total assets decreased to 3.09% for the year ended December 31, 2004 from 3.58% for the year ended December 31, 2003. Our efficiency ratio, which represents operating expenses as a percentage of our net interest and fee income and other income, decreased to 31.8% for the year ended December 31, 2004 from 32.0% for the year ended December 31, 2003. The improvements in operating expenses as a percentage of average total assets and the efficiency ratio were attributable to controlling our operating expenses and spreading those expenses over a growing portfolio of loans. The improvement in our efficiency ratio also partially resulted from the significant increase in our net interest and fee income.

Income Taxes

We provided for income taxes on the income earned for the year ended December 31, 2004 based on a 39.2% effective tax rate. We provided for income taxes on the income earned from August 7, 2003 to December 31, 2003 based on a 38% effective tax rate. Prior to our reorganization as a "C" corporation on August 6, 2003, we operated as a limited liability company and all income taxes were paid by the members. At the reorganization date, we recorded a $4.0 million net deferred tax asset and corresponding deferred tax benefit which lowered the effective tax rate. Since we were not a taxpayer prior to August 7, 2003 and due to the one-time deferred tax benefit, our effective tax rate for the year ended December 31, 2003 was 18.7%.

Comparison of the Years Ended December 31, 2003 and 2002

Interest Income

The increase in interest income was due to growth in average interest earning assets of $1.2 billion, or 158%, offset by a decline in the yield on average interest earning assets of 77 basis points. The decline in the yield on average interest earning assets was due primarily to overall declines in market interest rates.

Fee Income

The increase in fee income was primarily due to the recognition of fee income associated with the accelerated amortization of deferred net origination fees and loan discounts and prepayment fees in the aggregate amount of $15.6 million, for the year ended December 31, 2003. In addition, the accretion of loan discounts into fee income related to purchased loans contributed $3.4 million in additional fee income for the year ended December 31, 2003. The remaining $14.1 million increase in fee income was due to the overall growth in interest earning assets.

Interest Expense

The increase was due to an increase in average borrowings of $812.6 million, or 208%, to fund growth in interest earning assets and an increase in our debt to equity ratio to 1.93x as of December 31, 2003 from 1.41x as of December 31, 2002. This increase was offset by a decrease in our cost of borrowings of 25 basis points to 3.32% for the year ended December 31, 2003 from 3.57% for the year ended December 31, 2002. This decrease was a result of the falling interest rate environment during the year.

Net Interest Margin

Net interest margin, defined as net interest income divided by average interest earning assets, was 9.81% for the year ended December 31, 2003, a decline of 69 basis points from 10.50% for the year ended December 31, 2002. The decrease in net interest margin was due to an increase in our debt to equity ratio due to additional borrowings, partially offset by a decline in net interest spread. Net interest spread, the difference between our gross yield on interest earning assets and the total cost of our interest bearing liabilities, was 8.60% for the year ended December 31, 2003, a decrease of 23 basis points from 8.83% for the year ended December 31, 2002. Gross yield is the sum of interest and fee income divided by our average interest earning assets. The decrease in net interest spread is attributable to the changes in its components as described above.

The yields of interest earning assets and the costs of interest bearing liabilities for the years ended December 31, 2003 and 2002 were as follows:

	YEAR ENDED DECEMBER 31,					
	2003			2002		
($ IN THOUSANDS)	WEIGHTED AVERAGE BALANCE	INTEREST AND FEE INCOME/ INTEREST EXPENSE	AVERAGE YIELD/ COST	WEIGHTED AVERAGE BALANCE	INTEREST AND FEE INCOME/ INTEREST EXPENSE	AVERAGE YIELD/ COST
Interest earning assets:						
Interest income		$175,169	9.25%		$73,591	10.02%
Fee income		50,596	2.67		17,512	2.38
Total interest earning assets[1]	$1,893,342	225,765	11.92	$734,393	91,103	12.40
Total interest bearing liabilities[2]	1,204,252	39,956	3.32	391,615	13,974	3.57
Net interest spread		$185,809	8.60%		$77,129	8.83%
Net interest margin (net yield on interest earning assets)			9.81%			10.50%

(1) Interest earning assets include loans, cash and restricted cash.

(2) Interest bearing liabilities include repurchase agreements, credit facilities and term debt.

Provision for Loan Losses

The increase in the provision reflected the growth in the portfolio and the seasoning of the portfolio. As of December 31, 2003, loans with an aggregate principal balance of $4.3 million were 60 or more days delinquent. Additionally, as of December 31, 2003, loans with an aggregate principal balance of $8.8 million were on non-accrual status. As of December 31, 2002, none of our loans were 60 days or more delinquent or on non-accrual status. During the year ended December 31, 2003, we recorded specific reserves of $2.7 million for loans which we considered to be impaired. We consider a loan to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including principal and scheduled interest payments. We had no impaired loans during 2002.

Other Income

Other income for the year ended December 31, 2003 included gains on investments of $18.1 million compared with $3.6 million as of December 31, 2002, an increase of $14.5 million. The increase in other income also was partially attributable to an increase of $3.9 million in fees arising from our activities in originating federally insured mortgage loans and an increase of $1.2 million in diligence deposits forfeited. Another component of the increase in other income was a $0.6 million decrease in loss on derivatives to $0.8 million for the year ended December 31, 2003 from $1.4 million for the year ended December 31, 2002.

Operating Expenses

Contributing to the increase was higher employee compensation, which increased $21.7 million, or 96%. The higher employee compensation was attributable to the increase in employees to 285 as of December 31, 2003 from 164 as of December 31, 2002, as well as higher incentive compensation relating to the growth in our operating profits. A significant portion of the employee compensation is composed of annual bonuses, which we accrue throughout the year. For the years ended December 31, 2003 and 2002, bonus expense totaled $19.8 million and $10.8 million, respectively. The remaining $12.5 million increase in operating expenses for the year ended December 31, 2003 was attributable to an increase of $2.1 million in travel and entertainment expenses, $3.2 million in professional fees, $1.3 million in rent, $1.1 million in insurance and $4.8 million in other general business expenses.

Operating expenses as a percentage of average total assets decreased to 3.58% for the year ended December 31, 2003 from 4.55% for the year ended December 31, 2002. Our efficiency ratio, which represents operating expenses as a percentage of our net interest and fee income and other income, decreased to 32.0% for the year ended December 31, 2003 from 41.0% for the year ended December 31, 2002. The improvements in operating expenses as a percentage of average total assets and the efficiency ratio were attributable to controlling our operating expenses and spreading those expenses over a growing portfolio of loans. The improvement in our efficiency ratio was also partially the result of the significant increase in our net interest and fee income.

Income Taxes

We provided for income taxes on the income earned from August 7, 2003 to December 31, 2003 based on a 38% effective tax rate. Prior to our reorganization as a "C" corporation on August 6, 2003, we operated as a limited liability company and all income taxes were paid by the members. At the reorganization date, we recorded a $4.0 million net deferred tax asset and corresponding deferred tax benefit which lowered the effective tax rate. Since we were not a taxpayer prior to August 7, 2003 and due to the one-time deferred tax benefit, our effective tax rate for the year ended December 31, 2003 was 18.7%.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

As of December 31, 2004 and 2003, we had $206.1 million and $69.9 million, respectively, in cash and cash equivalents. The increase in cash as of December 31, 2004 was primarily due to anticipated loan closings that did not occur by year end and loan collections and prepayments that were received just prior to year end. We invest cash on hand in short-term liquid investments. We generally fund new loan originations and growth in revolving loan balances using advances under our credit facilities.

We had $237.2 million and $79.9 million of restricted cash as of December 31, 2004 and 2003, respectively. The increase in restricted cash as of December 31, 2004 was primarily due to loan collections and prepayments that were received just prior to year end. The restricted cash represents principal and interest collections on loans collateralizing our term debt, collateral for letters of credit issued for the benefit of clients, interest collections on loans pledged to our credit facilities and other items such as client holdbacks and escrows. Interest rate swap payments, interest payable and servicing fees are deducted from the monthly interest collections funded by loans collateralizing our credit facilities and term debt, and the remaining restricted cash is returned to us and becomes unrestricted at that time.

Credit Quality and Allowance for Loan Losses

As of December 31, 2004 and 2003, loans 60 or more days contractually delinquent, non-accrual loans and impaired loans were as follows:

	DECEMBER 31,	
($ IN THOUSANDS)	2004	2003
Asset Classification		
Loans 60 or more days contractually delinquent	$ 32,278	$ 4,334
Non-accrual loans[1]	22,443	8,784
Impaired loans[2]	32,957	15,256
Less: loans in multiple categories	(23,120)	(8,668)
Total	$ 64,558	$19,706
Total as a percentage of total gross loans	1.51%	0.82%

(1) Includes loans with an aggregate principal balance of $0.7 million and $4.3 million as of December 31, 2004 and 2003, respectively, which were also classified as loans 60 or more days contractually delinquent.

(2) As defined by SFAS No. 114, Accounting by Creditors for Impairment of a Loan, we consider a loan to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including principal and scheduled interest payments. Includes loans with an aggregate principal balance of $0.7 million and $4.3 million, respectively, as of December 31, 2004 and 2003 which were also classified as loans 60 or more days contractually delinquent, and loans with an aggregate principal balance of $22.4 million and $4.3 million as of December 31, 2004 and 2003, respectively, which were also classified as loans on non-accrual status. As of December 31, 2004 and 2003, $5.1 million and $2.7 million respectively, of allowance for loan losses related to specific reserves on impaired loans.

For the years ended December 31, 2004 and 2003, we had loans with a carrying value of $24.9 million and $36.3 million as of December 31, 2004 and 2003, respectively, that were accounted for as troubled debt restructurings as defined by, SFAS No. 15, *Accounting for Debtors and Creditors for Troubled Debt Restructurings.*

We have provided an allowance for loan losses to cover estimated losses inherent in the loan portfolio. Our allowance for loan losses as of December 31, 2004 and 2003 was $35.2 million and $18.0 million, respectively. These amounts equate to 0.82% and 0.75% of loans as of December 31, 2004 and 2003, respectively. During the year ended December 31, 2004, we charged off loans totaling $8.5 million. Middle market lending involves credit risks which we believe will result in further credit losses in our portfolio.

The activity in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 was as follows:

	YEAR ENDED DECEMBER 31,		
($ IN THOUSANDS)	2004	2003	2002
Balance as of beginning of year	$18,025	$ 6,688	$ —
Provision for loan losses	25,710	11,337	6,688
Charge-offs	(8,527)	—	—
Balance as of end of year	$35,208	$18,025	$6,688

Investments

As of December 31, 2004 and 2003, we had $44.0 million and $39.8 million, respectively, in investments. This increase resulted from $21.9 million in additional investments, offset by $14.2 million from sales of investments and return of capital and the recognition of $3.5 million in unrealized losses on our investments.

Borrowings and Liquidity

As of December 31, 2004 and 2003, we had outstanding borrowings totaling $3.7 billion and $1.7 billion, respectively. Borrowings under our various credit facilities, term debt, convertible debt and repurchase agreements have supported our loan growth. For a detailed discussion of our borrowings, see Note 9, *Borrowings*, in our audited consolidated financial statements for the year ended December 31, 2004.

Our funding sources, maximum facility amounts, amounts outstanding, and unused available commitments, subject to certain minimum equity requirements and other covenants and conditions as of December 31, 2004 were as follows:

FUNDING SOURCE	MAXIMUM FACILITY AMOUNT	AMOUNT OUTSTANDING[1]	UNUSED CAPACITY
($ IN THOUSANDS)			
Credit facilities	$1,840,000	$ 966,961	$ 873,039
Term debt[2]	—	2,189,356	—
Convertible debt[2]	—	561,371	—
Repurchase agreements	300,000	—	300,000
Total		$3,717,688	$1,173,039

(1) Amounts outstanding include accrued interest and interest rate swaps.

(2) Our term and convertible debt are one-time fundings that do not provide any ability for us to draw down additional amounts.

Credit Facilities

We currently have four revolving credit facilities which we use to fund our loans on a daily basis. Our loans are held, or warehoused, in these facilities until we complete a term debt transaction in which we securitize a pool of loans from our credit facilities. We use the proceeds from our term debt transactions to pay down our credit facilities which results in increased capacity to draw on them as needed. Availability under our credit facilities depends on our borrowing base, which is calculated based on the outstanding principal amount of eligible loans in each credit facility combined with specified portfolio concentration criteria.

Harris Nesbitt Corp. is the administrative agent for a group of lenders in our largest credit facility. As of December 31, 2004, the maximum facility amount of this facility is $700.0 million. It is scheduled to mature May 24, 2007, subject to annual renewal at the option of our lenders. The maximum advance rate under this credit facility is 75% of our borrowing base.

An affiliate of Citigroup Global Markets Inc. provides us with a $640.0 million credit facility scheduled to mature on October 6, 2005. This credit facility permits us to obtain financing of up to 80% of the outstanding principal balance of commercial loans we originate and transfer to this facility, depending upon their current loan rating and priority of payment within the particular borrower's capital structure and subject to certain concentration limits.

Wachovia Capital Markets LLC ("Wachovia") provides us with two credit facilities. The first facility is a $400.0 million facility scheduled to mature on April 17, 2007, subject to annual renewal at Wachovia's option. This credit facility permits us to obtain financing of up to 85% of the outstanding principal balance of commercial loans we originate and transfer to this facility, depending upon their current loan rating and priority of payment within the particular borrower's capital structure and subject to certain concentration limits.

Our second credit facility with Wachovia is a $100.0 million facility scheduled to mature on April 7, 2006. This facility does not permit us to pledge additional collateral without the lender's consent, but we may continue to draw, repay and redraw funds thereunder. Specific commercial loans are pledged as collateral for this facility. This credit facility permits us to obtain financing of up to 80% of the outstanding principal balance of commercial loans we originate and transfer to this facility, depending upon their current loan rating and priority of payment within the particular borrower's capital structure and subject to certain concentration limits.

Term Debt

Through December 31, 2004, we have completed six term debt transactions. In conjunction with each transaction, we established separate single purpose trusts, and contributed $3.5 billion in loans, or portions thereof, to the trusts. Subject to the satisfaction of certain conditions, we will remain servicer of the loans. Simultaneously with the initial contributions, the trusts issued $3.1 billion of notes to institutional investors. We retained $468.9 million in junior notes and 100% of the trusts' beneficial interests. The notes are collateralized by all or portions of specific commercial loans, totaling $2.4 billion principal amount as of December 31, 2004. We have treated the contribution of the loans to the trusts and the related sale of notes by the trusts as financing arrangements under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 140").

Term Debt/Asset Securitizations

Our six term debt transactions in the form of asset securitizations completed through December 31, 2004 were as follows:

($ IN THOUSANDS)	NOTES ORIGINALLY ISSUED	OUTSTANDING BALANCE AS OF DECEMBER 31, 2004	2003	INTEREST RATE[1]	ORIGINAL EXPECTED MATURITY DATE
2002-1					
Class A	$ 172,050	$ —	$ 37,922	LIBOR + 0.50%	N/A
Class B	55,056	7,502	55,056	LIBOR + 1.50%	March 20, 2005[2]
Class C	20,646	—	—	N/A	N/A[3]
Class D	27,528	—	—	N/A	N/A[3]
	275,280	7,502	92,978		
2002-2					
Class A	187,156	—	47,257	LIBOR + 0.55%	N/A
Class B	48,823	9,510	48,823	LIBOR + 1.25%	August 20, 2005
Class C	32,549	32,549	32,549	LIBOR + 2.10%	January 20, 2006
Class D	24,412	—	—	N/A	N/A [3]
Class E	32,549	—	—	N/A	N/A [3]
	325,489	42,059	128,629		
2003-1					
Class A	258,791	24,739	174,652	LIBOR + 0.48%	November 20, 2005
Class B	67,511	67,511	67,511	LIBOR + 1.15%	July 20, 2006
Class C	45,007	45,007	45,007	LIBOR + 2.20%	March 20, 2007
Class D	33,755	—	—	N/A	N/A [3]
Class E	45,007	—	—	N/A	N/A [3]
	450,071	137,257	287,170		
2003-2					
Class A	290,005	192,551	277,885	LIBOR + 0.40%	July 20, 2008
Class B	75,001	49,797	71,866	LIBOR + 0.95%	July 20, 2008
Class C	45,001	29,879	43,120	LIBOR + 1.60%	July 20, 2008
Class D	22,500	14,939	21,560	LIBOR + 2.50%	July 20, 2008
Class E	67,502	—	—	N/A	N/A [3]
	500,009	287,166	414,431		
2004-1					
Class A-1	218,000	65,503	—	LIBOR + 0.13%	March 20, 2006
Class A-2	370,437	370,437	—	LIBOR + 0.33%	September 22, 2008
Class B	67,813	50,239	—	LIBOR + 0.65%	September 22, 2008
Class C	70,000	51,859	—	LIBOR + 1.00%	September 22, 2008
Class D	39,375	29,171	—	LIBOR + 1.75%	September 22, 2008
Class E	109,375	—	—	N/A	N/A [3]
	875,000	567,209	—		
2004-2					
Class A-1	453,000	402,354	—	LIBOR + 0.13%	June 20, 2007
Class A-2	232,000	232,000	—	LIBOR + 0.25%	July 20, 2008
Class A-3	113,105	113,105	—	LIBOR + 0.31%	April 20, 2009
Class B	55,424	51,907	—	LIBOR + 0.43%	June 20, 2009
Class C	94,221	88,242	—	LIBOR + 0.85%	August 20, 2009
Class D	52,653	49,312	—	LIBOR + 1.55%	August 20, 2009
Class E	108,077	—	—	N/A	N/A [3]
	1,108,480	936,920	—		
Total	$3,534,329	$1,978,113	$923,208		

(1) As of December 31, 2004 and 2003, the 30-day LIBOR rate was 2.40% and 1.12%, respectively.

(2) The Class B Note was repaid in January 2005.

(3) Securities retained by CapitalSource.

The junior notes retained by us are non-interest bearing securities. The Trust 2002-1, Trust 2002-2 and Trust 2003-1 senior notes will receive principal cash flows under the asset securitization sequentially in order of their respective maturity dates. The junior notes of Trust 2002-1, Trust 2002-2 and Trust 2003-1 will begin to receive principal cash flows under the asset securitization when the full principal balances of the respective senior notes have been retired. The Trust 2003-2, Trust 2004-1 and Trust 2004-2 notes will generally receive principal cash flows under the asset securitization pro rata based on the respective original principal amounts of the classes of notes with respect to which such payments are made; provided, however, upon the occurrence of specified events, cash flow will be paid sequentially rather than pro rata. As of December 31, 2004 and 2003, total amounts outstanding under the term debt transactions were $2.0 billion and $923.2 million, respectively.

All of our term debt transactions include provisions requiring the establishment of an interest reserve. The required balance of the interest reserve is equal to approximately 90 days of interest on the outstanding notes plus the full principal amount of any delinquent loans. Generally, a loan is considered a delinquent loan when it is not a charged-off loan and the obligor is delinquent in any interest or principal payment for one day for asset-based loans or 60 days for non asset-based loans. As of December 31, 2004 and 2003, none of the loans held in our asset securitizations was 60 or more days delinquent. If a loan held in an asset securitization becomes delinquent in the future, we would receive either reduced or no cash flows on our retained interests from the relevant asset securitization until the interest reserve requirement is met thereunder. Subject to certain conditions, we have the ability to repurchase or replace a loan held in our asset securitizations.

The expected maturity dates discussed in the preceding schedule are based upon the contractual maturity dates of the underlying loans, and assume a constant annual prepayment rate of 10% and that there are no defaults or delinquencies on any of those loans. If the loans have their maturities extended, experience defaults or delinquencies, or experience a prepayment rate of less than 10%, the interest payments collected on the loans may be used to fund the interest reserve or to make principal payments on the notes. The notes issued under each term debt transaction include accelerated amortization provisions that require cash flows to be applied first to fully pay the senior noteholders if the senior notes remain outstanding beyond the expected maturity dates. If the accelerated amortization provisions are triggered, we would not receive cash flows from our retained junior notes until all the senior notes that have passed their expected maturity dates have been retired.

As of December 31, 2004, there were no defaults or delinquencies in the 2002-1, 2002-2 and 2003-1 term debt transactions, and they had experienced prepayment rates of 14.1%, 29.1% and 21.9%, respectively. If these historical prepayment rates remain constant, our retained notes in these transactions would be entitled to receive cash flows beginning on the following dates.

- Trust 2002-1 Class C and D notes—January 20, 2005;
- Trust 2002-2, Class D and E notes—July 20, 2005; and
- Trust 2003-1, Class D and E notes—June 20, 2006.

In January 2005, our retained notes in the 2002-1 term debt transaction began receiving cash flows. The Class E notes of our 2003-2, 2004-1 and 2004-2 term debt transaction generally will receive cash flows pro rata with the senior notes. As of December 31, 2004, there were no defaults or delinquencies in the 2003-2, 2004-1 and 2004-2 term debt transactions.

We have a $150.0 million term loan agreement with Harris Nesbitt Financing Inc. to finance one of our loans. This term debt is collateralized by accounts receivable and other assets of one of our borrowers. Interest on this term debt accrues at 30-day LIBOR plus 1.50% and is scheduled to mature on December 13, 2005. In February 2005, we amended this term loan agreement to make it a $100.0 million revolving loan agreement collateralized by accounts receivable and other assets of one of our borrowers. At the time that the term loan agreement was amended, the outstanding balance was $50.0 million. Interest on the amended revolving loan agreement was reduced to 30-day LIBOR plus 1.40% and the maturity date was extended to February 2006.

We also have a $100.0 million loan agreement with Wachovia. This term debt is collateralized by a pledge of cash of one of our borrowers. Interest on this term debt accrues at 30-day LIBOR plus 0.20% and is scheduled to mature on December 15, 2005.

Convertible Debt

In March 2004, we completed an offering of $225.0 million in aggregate principal amount of senior convertible debentures due 2034 (the "March Debentures") in a private offering pursuant to Rule 144A under the Securities Act of 1933, as amended. Until March 2009, the March Debentures will bear interest at a rate of 1.25%, after which time the debentures will not bear interest. The March Debentures are initially convertible, subject to certain conditions, into 7.4 million shares of our common stock at a conversion rate of 32.8952 shares of common stock per $1,000 principal amount of debentures, representing an initial effective conversion price of approximately $30.40 per share. The March Debentures will be redeemable for cash at our option at any time on or after March 15, 2009 at a redemption price of 100% of their principal amount plus accrued interest. Holders of the March Debentures will have the right to require us to repurchase some or all of their debentures for cash on March 15, 2009, March 15, 2014, March 15, 2019, March 15, 2024 and March 15, 2029 at a price of 100% of their principal amount plus accrued interest. Holders of the March Debentures will also have the right to require us to repurchase some or all of their March Debentures upon certain events constituting a fundamental change.

Holders of the March Debentures may convert their debentures prior to maturity only if: (1) the sale price of our common stock reaches specified thresholds, (2) the trading price of the March Debentures falls below a specified threshold, (3) the March Debentures have been called for redemption, or (4) specified corporate transactions occur.

In July 2004, we completed an offering of $330.0 million principal amount of 3.5% senior convertible debentures due 2034 (the "July Debentures") in a private offering pursuant to Rule 144A under the Securities Act of 1933, as amended. The July Debentures will pay contingent interest, subject to certain limitations as described in the offering memorandum, beginning on July 15, 2011. The July Debentures are initially convertible, subject to certain conditions, into shares of our common stock at a conversion rate of 31.4614 shares of common stock per $1,000 principal amount of debentures, representing an initial effective conversion price of approximately $31.78 per share. The July Debentures will be redeemable for cash at our option at any time on or after July 15, 2011 at a redemption price of 100% of their principal amount plus accrued interest. Holders of the July Debentures will have the right to require us to repurchase some or all of their July Debentures for cash on July 15, 2011, July 15, 2014, July 15, 2019, July 15, 2024 and July 15, 2029 at a price of 100% of their principal amount plus accrued interest. Holders of the July Debentures will also have the right to require us to repurchase some or all of their July Debentures upon certain events constituting a fundamental change.

Holders of the July Debentures may convert their debentures prior to maturity only if: (1) the sale price of our common stock reaches specified thresholds, (2) the trading price of the July Debentures falls below a specified threshold, (3) the July Debentures have been called for redemption, or (4) specified corporate transactions occur.

Repurchase Agreement

In August 2003, we entered into a $300 million master repurchase agreement with an affiliate of Credit Suisse First Boston LLC ("CSFB") to finance healthcare mortgage loans. This repurchase agreement allows us to sell mortgage loans that we originate to CSFB for a purchase price equal to 70% of the outstanding principal balance of those mortgage loans, and to have the obligation to repurchase the loans no later than 18 months after the sale. As of December 31, 2004, we have not sold any mortgage loans to CSFB under this repurchase agreement.

Other Liquidity

Additional liquidity is provided by our cash flow from operations. For the years ended December 31, 2004, 2003 and 2002, we generated cash flow from operations of $151.2 million, $86.8 million and $46.9 million, respectively.

Proceeds from our equity offerings, borrowings on our credit facilities and term loans, the issuance of asset-backed notes in our term debt transactions and the issuance of convertible debt provide cash from financing activities. For the years ended December 31, 2004, 2003 and 2002, we generated cash flow from financing activities of $1.9 billion, $1.3 billion and $663.5 million, respectively.

Investing activities primarily relate to loan origination. For the years ended December 31, 2004, 2003 and 2002, we used cash in investing activities of $2.0 billion, $1.3 billion and $681.7 million, respectively.

As of December 31, 2004, the amount of our unfunded commitments to extend credit to our clients exceeded our unused funding sources and unrestricted cash by $725.4 million. Our obligation to fund unfunded commitments generally is based on our client's ability to provide additional collateral to secure the requested additional fundings, the additional collateral's satisfaction of eligibility requirements and our client's ability to meet certain other preconditions to borrowing. Provided our client's additional collateral meets all of the eligibility requirements of our funding sources, we believe that we have sufficient funding capacity to meet short-term needs related to unfunded commitments. If we do not have sufficient funding capacity to satisfy these commitments, our failure to satisfy our full contractual funding commitment to one or more of our clients could create breach of contract liability for us and damage our reputation in the marketplace, which could have a material adverse effect on our business.

We expect cash from operations, other sources of capital, including additional borrowings on existing and future credit facilities and term debt, to be adequate to support our projected needs for funding our existing loan commitments in the short-term. For the long term, the growth rate of our portfolio and other assets will determine our requirement for additional capital. In addition to continuing to access the secured debt market for this capital, we will explore additional sources of financing. These financings may include the general unsecured debt markets, equity-related securities such as convertible debt, the issuance of common equity or other financing sources. We cannot assure you, however, that we will have access to any of these funding sources in the future.

Off-Balance Sheet Risk

Depending on the legal structure of the transaction, term debt securitizations may either be accounted for as off-balance sheet with a gain or loss on the sale recorded in the statement of income or accounted for as on-balance sheet financings. All of our term debt transactions to date have been recorded as on-balance sheet financings.

We are subject to off-balance sheet risk in the normal course of business primarily from commitments to extend credit. As of December 31, 2004 and 2003, we had unfunded commitments to extend credit to our clients of $2.1 billion and $1.3 billion, respectively. These commitments are subject to the same underwriting and ongoing portfolio maintenance as the on-balance sheet financial instruments we hold.

We use interest rate swap agreements to hedge fixed-rate and prime rate loans pledged as collateral for our term debt. Our interest rate swap agreements modify our exposure to interest rate risk by converting fixed-rate and prime rate loans to a 30-day LIBOR rate. We enter into interest rate swaps to offset the basis swaps required by our term debt. Additionally, we use interest rate cap agreements to hedge loans with embedded interest rate caps that are pledged as collateral for our term debt. Our interest rate hedging activities partially protect us from the risk that interest collected under fixed-rate and prime rate loans will not be sufficient to service the interest due under the 30-day LIBOR-based term debt. The fair market values of the interest rate swap agreements were $(0.9) million and $(1.9) million as of December 31, 2004 and 2003, respectively. The fair value of the interest rate cap agreements was not significant as of December 31, 2004 and 2003.

We are required to enter into interest rate swaps if we have more than $50.0 million of fixed-rate loans collateralizing our multi-bank credit facility. As of December 31, 2004, we had $27.4 million of fixed-rate loans collateralizing the facility. Therefore, as of December 31, 2004, we were not required to enter into fixed-rate interest rate swaps. We may make additional fixed rate loans in the future, which could require us to enter into new interest rate swap agreements.

For a detailed discussion of our derivatives and off-balance sheet financial instruments, see Note 17, *Derivatives and Off-Balance Sheet Financial Instruments*, in the accompanying audited consolidated financial statements for the year ended December 31, 2004 and *Quantitative and Qualitative Disclosures About Market Risk* below.

CONTRACTUAL OBLIGATIONS

In addition to our scheduled maturities on our credit facilities, term debt and convertible debt we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. We have committed to purchase $16.0 million of additional interests in ten private equity funds. The expected contractual obligations under our credit facilities, term debt, convertible debt, operating leases, and commitments under non-cancelable contracts as of December 31, 2004 were as follows:

($ IN THOUSANDS)	CREDIT FACILITIES	TERM DEBT	CONVERTIBLE DEBT	OPERATING LEASES	NON-CANCELABLE CONTRACTS	TOTAL
2005	$297,593	$ 473,160	$ —	$ 5,048	$ —	$ 775,801
2006	35,479	563,687	—	4,590	—	603,756
2007	633,889	536,268	—	4,386	—	1,174,543
2008	—	598,951	—	4,227	—	603,178
2009	—	4,297	225,820	3,886	—	234,003
Thereafter	—	12,993	335,551	10,682	15,966	375,192
Total	$966,961	$2,189,356	$561,371	$32,819	$15,966	$3,766,473

The contractual obligations for term debt are computed based on the contractual maturities of the underlying loans pledged as collateral and assume a constant prepayment rate of 10%. The underlying loans are subject to prepayment, which would shorten the life of the term debt transactions. The underlying loans may be amended to extend their term, which will lengthen the life of the term debt transactions. At our option, we may substitute new loans for prepaid loans up to specified limitations, which may also impact the life of the term debt transactions. Also, the contractual obligations for the 2004-2 term debt transaction are computed based on the initial call date.

The contractual obligations for convertible debt are computed based on the initial put / call date. The legal maturity of the convertible debt is 2034. For further discussion of terms of our convertible debt and factors impacting their maturity see Note 2, *Summary of Significant Accounting Policies*, and Note 9, *Borrowings*, in our audited consolidated financial statements for the year ended December 31, 2004.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate sensitivity refers to the change in earnings that may result from the changes in the level of interest rates. Our net interest income is affected by changes in various short-term interest rates, including 30-day LIBOR and the prime rate. The majority of our loan portfolio bears interest at a spread to the prime rate with the remainder bearing interest at a fixed rate or at a spread to LIBOR. As of December 31, 2004, approximately 5% of our loan portfolio bore interest at a fixed rate. The interest rates on our borrowings are based on LIBOR and commercial paper rates. We attempt to mitigate exposure to the earnings impact of interest rate changes by lending and borrowing funds on a variable rate basis. Except as required by our various credit facilities and term debt as discussed above under *Off-Balance Sheet Risk,* we do not engage in hedging activities because we have determined that the cost of hedging the risks associated with interest rate changes outweighs the risk reduction benefit.

The estimated changes in net interest income for a 12-month period based on changes in the interest rates applied to our loan portfolio as of December 31, 2004 were as follows:

RATE CHANGE (BASIS POINTS)	ESTIMATED INCREASE IN NET INTEREST INCOME OVER 12 MONTHS
($ IN THOUSANDS)	
–200	$25,535
–100	5,319
+100	4,174
+200	10,834
+300	18,082

For the purposes of the above analysis, we excluded the impact of principal payments and assumed a 75% advance rate on our variable rate borrowings. As shown above, both reductions and increases in interest rates of 100 basis points or more will result in increases in our net interest income.

Approximately 74% of the aggregate outstanding principal amount of our loans had interest rate floors as of December 31, 2004. The loans with interest rate floors as of December 31, 2004 were as follows ($ in thousands):

Loans with contractual interest rates:		
Exceeding the interest rate floor	$2,437,906	57%
At the interest rate floor	116,205	3
Below the interest rate floor	609,364	14
Loans with no interest rate floor	1,111,050	26
Total	$4,274,525	100%

We also are exposed to changes in market values of our investments, many of which are carried at fair value. As of December 31, 2004, 2003 and 2002, investments totaled $44.0 million, $39.8 million and $23.7 million, respectively, and mark-to-market adjustments on those investments totaled $(2.5) million, $7.2 million and $2.1 million, respectively.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are based on the selection and application of critical accounting policies, many of which require management to make estimates and assumptions. The following describes the areas in which judgments are made by our management in the application of our accounting policies that significantly affect our financial condition and results of operations.

Income Recognition

Interest and fee income is recorded on an accrual basis to the extent that such amounts are expected to be collected. For amortizing term loans, original issue discounts and loan fees (net of direct costs of origination) are amortized into fee income using the effective interest method over the contractual life of the loan. For revolving lines of credit and non-amortizing term loans, original issue discounts and loan fees (net of direct costs of origination) are amortized into fee income using the straight-line method over the contractual life of the loan. Fees due at maturity are recorded over the contractual life of the loan in accordance with our policy to the extent that such amounts are expected to be collected.

If a loan is 90 days or more past due, or we expect that the borrower will not be able to service its debt and other obligations, we will place the loan on non-accrual status. When a loan is placed on non-accrual status, interest and fees previously recognized as income but not yet paid are reversed and the recognition of interest and fee income on that loan will stop until factors indicating doubtful collection no longer exist and the loan has been brought current. We will make exceptions to this policy if the loan is well secured and in the process of collection.

Loan origination fees are deferred and amortized as adjustments to the related loan's yield over the contractual life of the loan. In certain loan arrangements, we receive warrants or other investments from the client as additional origination fees. The clients granting these interests typically are not publicly traded companies. We record the investments received at estimated fair value as determined using various valuation models which attempt to estimate the underlying value of the associated entity. These models are then applied to our ownership share factoring in any discounts for transfer restrictions or other terms which impact the value. Any resulting discount on the loan from recordation of warrant and other equity instruments are accreted into income over the term of the loan. If our estimates of value of the investments received are not accurate, our income would be misstated.

Allowance for Loan Losses

Our allowance for loan losses reflects the aggregate amount of our reserves we have recorded for the loans in our portfolio. Using a proprietary loan reserve matrix, we assign a reserve factor to each loan in the portfolio. The reserve factor assigned dictates the percentage of the total outstanding loan balance that we reserve. The actual determination of a given loan's reserve factor is a function of three elements:

- the type of loan, for example, whether the loan is underwritten based on the borrower's assets, real estate or cash flow;
- whether the loan is senior or subordinated; and
- the internal credit rating assigned to the loan.

For example, riskier types of loans, such as cash flow loans, are assigned higher reserve factors than less risky loans such as asset-based loans. Further, a subordinate loan would generally have a higher reserve factor than a senior loan, and loans with lower internal credit ratings would be assigned reserve factors higher than those with higher internal credit ratings.

We evaluate the internal credit ratings assigned to loans monthly to reflect the current credit risk of the borrower. The reserve factors are primarily based on historical industry loss statistics adjusted for our own credit experience and economic conditions.

We also establish specific allowances for loan losses for impaired loans based on a comparison of the recorded carrying value of the loan to either the present value of the loan's expected cash flow, the loan's estimated market price or the estimated fair value of the underlying collateral. We charge off loans against the allowance when realization from the sale of the collateral or the enforcement of guarantees does not exceed the outstanding loan amount.

If our internal credit ratings, reserve factors, or specific allowances for loan losses are not accurate, our assets would be misstated.

Valuation of Investments

With respect to investments in publicly traded equity interests, we use quoted market values to value investments. With respect to investments in privately held equity interests, each investment is valued using industry valuation benchmarks, and then the value is assigned a discount reflecting the illiquid nature of the investment, as well as our minority, non-control position. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the pricing indicated by the external event will be used to corroborate our private equity valuation. Securities that are traded in the over-the-counter market or on a stock exchange generally will be valued at the prevailing bid price on the valuation date. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily ascertainable market value, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment recorded at cost has sustained an other-than-temporary decline in its value, the investment is written down to its fair value, by a charge to earnings, and a new cost basis for the investment is established.

Term Debt Transactions

Periodically, we transfer pools of loans to special purpose entities for use in term debt transactions. These on-balance sheet term debt securitizations comprise a significant source of our overall funding, with the face amount of the outstanding loans assumed by third parties totaling $2.4 billion and $1.1 billion as of December 31, 2004 and 2003, respectively. Transfers of loans have not met the requirements of SFAS No. 140 for sales treatment and are, therefore, treated as secured borrowings, with the transferred loans remaining in investments and the related liability recorded in borrowings. If our judgments as to whether the term debt transactions met the requirements for on-balance sheet financing were not appropriate, the accounting would be materially different with gains or losses recorded on the transfer of loans.

NEW ACCOUNTING PRONOUNCEMENTS

In March 2004, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") ratified EITF Issue No. 03-1 ("EITF 03-1"), *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The initial effective date of the recognition and measurement requirements in this standard was interim and annual periods beginning after June 15, 2004. The effective date of the disclosure requirements in this standard is effective for annual financial statements for fiscal years ending after June 15, 2004. In September 2004, the FASB delayed the effective date indefinitely for the measurement and recognition guidance contained in EITF 03-1. The disclosure guidance remains effective. We do not anticipate that this accounting pronouncement will have a material effect on our consolidated financial statements.

In September 2004, the EITF of the FASB reached a final conclusion on EITF Issue No. 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings Per Share* ("EITF 04-8"). The EITF concluded the common stock underlying contingent convertible debt instruments such as our convertible debentures should be included in diluted net income per share computations using the if-converted method regardless of whether the market price trigger or other contingent feature has been met. The EITF concluded that this new treatment should be applied retroactively, with the result that issuers of securities like our convertible debentures described in Note 9 of our audited consolidated financial statements would be required to restate previously issued diluted earnings per share. In October 2004, the FASB approved EITF 04-8 and established an implementation date of December 15, 2004.

Under the terms of the indentures governing our convertible debentures, we have the ability to make irrevocable elections to pay the principal balance of the convertible debentures in cash upon any conversion prior to or at maturity. By making these elections, under current interpretations of SFAS No. 128, *Earnings per Share,* and consistent with the provisions of EITF 90-19, *Convertible Bonds with Issuer Option to Settle for Cash upon Conversion,* the common stock underlying the principal amount of the our convertible debentures would not be required to be included in our calculation of diluted net income per share and would have no past or future impact on our diluted net income per share. The only impact on diluted net income per share from our convertible debentures would be from the application of the treasury stock method to any conversion spread on those instruments. Prior to the effective date of Proposed SFAS No. 128 (Revised), *Earnings per Share, an Amendment of FASB Statement No. 128,* we intend to make such irrevocable elections for each series of our convertible debentures. As a result, we do not anticipate the adoption of EITF 04-8 will have any impact on our net income or diluted net income per share.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS No. 123 (R)"), *Share-Based Payment,* which is a revision of SFAS No. 123. SFAS No. 123 (R) supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and amends SFAS No. 95, *Statement of Cash Flows.* SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The effective date of this standard is interim and annual periods beginning after June 15, 2005.

As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123 (R)'s fair value method will have an impact on our reported results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123 (R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123 (R) in prior periods, the impact would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in the accompanying consolidated financial statements. SFAS No. 123 (R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current guidance. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future because it will depend on levels of future grants of share-based payments, the amount of operating cash flows recognized in prior periods for such excess tax deductions was not significant.

On July 1, 2005, we plan to adopt SFAS No. 123 (R) using the modified-prospective method as described in Note 2, *Summary of Significant Accounting Policies,* in the accompanying consolidated financial statements.

Management report on internal controls over financial reporting

The management of CapitalSource Inc. ("CapitalSource") is responsible for establishing and maintaining adequate internal control over financial reporting. CapitalSource's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CapitalSource's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment we believe that, as of December 31, 2004, the company's internal control over financial reporting is effective based on those criteria.

CapitalSource's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our assessment of the company's internal control over financial reporting. This report appears on page 37.

Report of Ernst & Young LLP, independent registered public accounting firm, on internal controls over financial reporting

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CAPITALSOURCE INC.

We have audited management's assessment, included in the accompanying Management Report on Internal Controls Over Financial Reporting, that CapitalSource Inc. (successor to CapitalSource Holdings LLC, "CapitalSource") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CapitalSource's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that CapitalSource Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CapitalSource Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CapitalSource Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 4, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
March 4, 2005

Report of independent registered public accounting firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CAPITALSOURCE INC.

We have audited the accompanying consolidated balance sheets of CapitalSource Inc. (successor to CapitalSource Holdings LLC, "CapitalSource") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of CapitalSource's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CapitalSource Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CapitalSource's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
March 4, 2005

Consolidated balance sheets

($ IN THOUSANDS)	DECEMBER 31, 2004	DECEMBER 31, 2003
Assets		
Cash and cash equivalents	$ 206,077	$ 69,865
Restricted cash	237,176	79,913
Loans:		
Loans	4,274,525	2,416,907
Less deferred loan fees and discounts	(98,936)	(59,793)
Less allowance for loan losses	(35,208)	(18,025)
Loans, net	4,140,381	2,339,089
Investments	44,044	39,788
Deferred financing fees, net	41,546	17,348
Other assets	67,605	21,088
Total assets	$4,736,829	$2,567,091
Liabilities and shareholders' equity		
Liabilities		
Repurchase agreement	$ —	$ 8,446
Credit facilities	966,961	737,998
Term debt	2,189,356	923,208
Convertible debt	561,371	—
Accounts payable and other liabilities	72,750	30,307
Total liabilities	3,790,438	1,699,959
Shareholders' equity		
Preferred stock (50,000,000 shares authorized; no shares outstanding)	—	—
Common stock ($0.01 par value, 500,000,000 shares authorized; 119,227,495 and 118,780,773 shares issued; 117,927,495 and 118,780,773 shares outstanding, respectively)	1,179	1,188
Additional paid-in capital	761,579	777,766
Retained earnings	233,033	108,182
Deferred compensation	(19,162)	(21,065)
Accumulated other comprehensive (loss) income, net	(312)	1,061
Treasury stock, at cost	(29,926)	—
Total shareholders' equity	946,391	867,132
Total liabilities and shareholders' equity	$4,736,829	$2,567,091

See accompanying notes.

Consolidated statements of income

($ IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31, 2004	2003	2002
Net interest and fee income			
Interest	$313,827	$175,169	$73,591
Fee income	86,324	50,596	17,512
Total interest and fee income	400,151	225,765	91,103
Interest expense	79,053	39,956	13,974
Net interest and fee income	321,098	185,809	77,129
Provision for loan losses	25,710	11,337	6,688
Net interest and fee income after provision for loan losses	295,388	174,472	70,441
Operating expenses			
Compensation and benefits	72,445	44,460	22,724
Other administrative expenses	35,303	23,347	10,871
Total operating expenses	107,748	67,807	33,595
Other income (expense)			
Diligence deposits forfeited	4,987	3,071	1,844
Gain on investments, net	2,371	18,067	3,573
Loss on derivatives	(506)	(760)	(1,396)
Other income	10,929	5,437	715
Total other income	17,781	25,815	4,736
Net income before income taxes	205,421	132,480	41,582
Income taxes	80,570	24,712	—
Net income	$124,851	$107,768	$41,582
Net income per share			
Basic	$ 1.07	$ 1.02	$ 0.43
Diluted	$ 1.06	$ 1.01	$ 0.42
Average shares outstanding			
Basic[1]	116,217,650	105,281,806	97,701,088
Diluted[1]	117,600,676	107,170,585	99,728,331

(1) Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on January 1, 2002.

See accompanying notes.

Consolidated statements of shareholders' equity

($ IN THOUSANDS)	MEMBERS' EQUITY	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	DEFERRED COMPEN-SATION	ACCUMU-LATED OTHER COMPRE-HENSIVE (LOSS) INCOME, NET	TREASURY STOCK, AT COST	TOTAL SHARE-HOLDERS' EQUITY
Total shareholders' equity as of December 31, 2001	$ 215,126	$ —	$ —	$ —	$ —	$ —	$ —	$215,126
Net income	41,582	—	—	—	—	—	—	41,582
Other comprehensive loss:								
Unrealized losses on available-for-sale securities	—	—	—	—	—	(83)	—	(83)
Total comprehensive income								41,499
Members' equity contributions, net	230,149	—	—	—	—	—	—	230,149
Members' distributions	(15,200)	—	—	—	—	—	—	(15,200)
Amortization of compensatory options	232	—	—	—	—	—	—	232
Exercise of options	1,876	—	—	—	—	—	—	1,876
Total shareholders' equity as of December 31, 2002	473,765	—	—	—	—	(83)	—	473,682
Net income	56,981	—	—	50,787	—	—	—	107,768
Other comprehensive income:								
Unrealized gains, net of tax	—	—	—	—	—	1,144	—	1,144
Total comprehensive income								108,912
Members' equity contributions	71,153	—	—	—	—	—	—	71,153
Members' distributions	(32,698)	—	—	—	—	—	—	(32,698)
Proceeds from issuance of common stock, net	—	182	242,520	—	—	—	—	242,702
Reorganization from LLC to "C" Corporation	(570,367)	993	511,979	57,395	—			
Amortization of compensatory options	202	—	816	—	—	—	—	1,018
Exercise of options	26	2	597	—	—	—	—	625
Restricted stock activity	938	11	20,603	—	(21,552)	—	—	—
Amortization of deferred compensation	—	—	—	—	487	—	—	487
Tax benefit on issuance of options	—	—	1,251	—	—	—	—	1,251
Total shareholders' equity as of December 31, 2003	—	1,188	777,766	108,182	(21,065)	1,061	—	867,132
Net income	—	—	—	124,851	—	—	—	124,851
Other comprehensive income:								
Unrealized losses, net of tax	—	—	—	—	—	(1,373)	—	(1,373)
Total comprehensive income								123,478
Proceeds from issuance of common stock, net	—	—	824	—	—	—	—	824
Stock option expense	—	—	331	—	—	—	—	331
Exercise of options	—	2	1,485	—	—	—	—	1,487
Purchase of treasury stock	—	(13)	—	—	—	—	(29,926)	(29,939)
Purchase of call option, net	—	—	(25,577)	—	—	—	—	(25,577)
Restricted stock activity	—	2	2,789	—	(2,675)	—	—	116
Amortization of deferred compensation	—	—	—	—	4,578	—	—	4,578
Tax benefit on purchase of call option	—	—	2,666	—	—	—	—	2,666
Tax benefit on exercise of options	—	—	1,295	—	—	—	—	1,295
Total shareholders' equity as of December 31, 2004	$ —	$1,179	$761,579	$233,033	$(19,162)	$ (312)	$(29,926)	$946,391

See accompanying notes.

Consolidated statements of cash flows

($ IN THOUSANDS)	YEAR ENDED DECEMBER 31, 2004	2003	2002
Operating activities			
Net income	$ 124,851	$ 107,768	$ 41,582
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock option expense	331	1,018	232
Restricted stock activity	116	—	—
Amortization of deferred loan fees	(46,607)	(33,741)	(11,518)
Provision for loan losses	25,710	11,337	6,688
Amortization of deferred financing fees	14,357	9,990	2,259
Depreciation and amortization	2,199	1,411	963
Benefit for deferred income taxes	(9,696)	(3,617)	—
Amortization of deferred stock compensation	4,578	487	—
Gain on investments, net	(2,371)	(18,067)	(3,573)
Loss on derivatives	506	760	1,396
Increase in other assets	(11,611)	(3,602)	(1,870)
Increase in accounts payable and other liabilities	48,872	13,094	10,725
Cash provided by operating activities	151,235	86,838	46,884
Investing activities			
Increase in restricted cash	(156,381)	(51,040)	(22,428)
Increase in loans, net	(1,706,991)	(1,280,769)	(647,083)
Acquisition of CIG, net of cash acquired	(93,446)	—	—
(Acquisition) disposal of investments, net	(3,941)	3,093	(8,287)
Acquisition of property and equipment	(3,363)	(4,914)	(3,906)
Cash used in investing activities	(1,964,122)	(1,333,630)	(681,704)
Financing activities			
Payment of deferred financing fees	(38,555)	(15,980)	(11,033)
(Repayments of) borrowings under repurchase agreement, net	(8,446)	8,446	—
Borrowings on credit facilities, net	228,963	497,497	33,434
Borrowings of term debt	2,040,018	803,816	495,378
Repayments of term debt	(774,676)	(308,710)	(69,763)
Borrowings of convertible debt	555,000	—	—
Members' contributions, net	—	71,153	230,149
Distributions to members	—	(32,698)	(15,200)
Proceeds from issuance of common stock, net	824	242,702	—
Proceeds from exercise of options	1,487	625	511
Call option transactions, net	(25,577)	—	—
Purchase of treasury stock	(29,939)	—	—
Cash provided by financing activities	1,949,099	1,266,851	663,476
Increase in cash and cash equivalents	136,212	20,059	28,656
Cash and cash equivalents as of beginning of year	69,865	49,806	21,150
Cash and cash equivalents as of end of year	$ 206,077	$ 69,865	$ 49,806
Supplemental information			
Interest paid	$ 56,710	$ 29,454	$ 8,849
Income taxes paid, net of refunds	84,163	27,163	—

See accompanying notes.

Notes to the consolidated financial statements

NOTE 1. ORGANIZATION

CapitalSource Inc. ("CapitalSource"), a Delaware corporation, is a commercial finance company that provides a broad array of financial products to small and medium-sized businesses. We provide the following products:

- Senior Secured Asset-Based Loans—loans that are underwritten based on our assessment of the client's eligible accounts receivable and/or inventory;
- Senior Secured Cash Flow Loans—loans that are underwritten based on our assessment of a client's ability to generate cash flows sufficient to repay the loan and maintain or increase its enterprise value during the term of the loan, thereby facilitating repayment of the principal at maturity;
- Mortgage Loans—loans that are secured by first mortgages on the property of the client;
- Term B, Second Lien, and Mezzanine Loans—loans, including subordinated mortgage loans, that come after a client's senior loans in right of payment or upon liquidation; and
- Private Equity Co-Investments—opportunistic equity investments, typically in conjunction with lending relationships and on the same terms as other equity investors.

Our wholly owned significant subsidiaries and their purposes as of December 31, 2004 were as follows:

ENTITY	PURPOSE
CapitalSource Finance LLC	Primary operating subsidiary that conducts lending business of CapitalSource.
CapitalSource Holdings Inc., formerly CapitalSource Holdings LLC	Holding company for CapitalSource Finance LLC.
CapitalSource Funding Inc., formerly CapitalSource Funding LLC	Single-purpose, bankruptcy-remote subsidiary established in accordance with a warehouse credit facility.
CS Funding II Depositor Inc., formerly CS Funding II Depositor LLC	Single-purpose, bankruptcy-remote subsidiary established in accordance with a warehouse credit facility.
CapitalSource Commercial Loan Trust 2004-1	Single-purpose, bankruptcy-remote subsidiary established for issuance of term debt.
CapitalSource Commercial Loan Trust 2004-2	Single-purpose, bankruptcy-remote subsidiary established for issuance of term debt.

On August 6, 2003, CapitalSource became the successor to CapitalSource Holdings LLC through a reorganization. In the reorganization, a wholly owned subsidiary of CapitalSource merged with and into CapitalSource Holdings LLC, with CapitalSource Holdings LLC continuing as a wholly owned subsidiary of CapitalSource. As a result of the merger, the holders of units of membership interest in CapitalSource Holdings LLC received, on a one-for-one basis, shares of CapitalSource common stock in exchange for their units, and the shares of CapitalSource common stock owned by CapitalSource Holdings LLC were canceled.

In September 2004, CapitalSource Holdings LLC and CapitalSource Funding LLC were incorporated under the laws of Delaware and changed their names to CapitalSource Holdings Inc. ("CapitalSource Holdings") and CapitalSource Funding Inc., respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying financial statements reflect our consolidated accounts, including all of our subsidiaries and the related consolidated results of operations with all significant intercompany balances and transactions eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Included in cash and cash equivalents are collections from our borrowers. We are required to remit the collections to the trustee of our credit facilities and term debt transactions within two days of receipt. Upon transfer to the trustee, a portion of these funds will become restricted.

Loans

Loans are recorded at cost, net of deferred fees and the allowance for loan losses. The balance of loans includes accrued interest.

Allowance for Loan Losses

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of recoveries, inherent in the loan portfolio as of period end. Using an internally-developed loan reserve matrix, management assigns a reserve factor to each loan in the portfolio. The assigned reserve factor dictates the percentage of the total outstanding loan balance to be provided for as an allowance for loan losses. The actual determination of a given loan's reserve factor is a function of three elements:

- the type of loan, for example, whether the loan is underwritten based on the borrower's assets, real estate or cash flow;
- whether the loan is senior or subordinated; and
- the internal credit rating assigned to the loan.

The internal credit ratings assigned to loans are periodically evaluated and adjusted to reflect the changes in the credit risk of the borrower. The reserve factors are primarily based on historical industry loss statistics adjusted for our own credit experience and economic conditions.

We consider a loan to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including principal and scheduled interest payments. Specific allowances for loan losses are established for impaired loans based on a comparison of the recorded carrying value of the loan to either the present value of the loan's expected cash flow, the loan's estimated market price or the estimated fair value of the underlying collateral. Loans are charged off against the allowance when realization from the sale of the collateral or the enforcement of guarantees does not exceed the outstanding loan amount.

Investments

We acquire investments in common stock, preferred stock, warrants and options to buy such investments both through direct purchases and in connection with lending activities.

Purchased investments in non-public entities are accounted for under the equity method if our ownership position is large enough to influence the operating and financial policies of the entity. This is generally presumed to exist when we own between 20% and 50% of an incorporated entity, or when we own greater than 5% of a limited partnership or limited liability company. Our share of earnings and losses in entities in which we own equity are included in other income in the consolidated statements of income. If our ownership position is too small to provide such influence, the cost method is used to account for the equity interest.

Purchased investments in publicly traded entities are accounted for as available-for-sale securities and recorded at fair market value with changes in fair value reflected as other comprehensive income, net of tax in the consolidated statements of shareholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*.

Investments received in connection with lending arrangements are typically warrants or options to purchase shares of common stock or other equity interests from the client. These investments are initially recorded at estimated fair value. Such fair values are determined using various valuation models that attempt to estimate our share of the underlying equity value of the associated entity. These estimates may reflect discounts for exercise restrictions or other terms that could impact value. We perform quarterly reviews of all investments to identify and measure any subsequent changes to the fair value. To determine the fair value of an equity interest, we utilize quoted market prices for public entities and valuation tools including financial statements, budgets and business plans as well as qualitative factors for non-public entities. Mark-to-market adjustments as a result of the changes in estimated fair values of investments are recorded in gains on investments, net in the accompanying consolidated statements of income or other comprehensive income, as appropriate. Realized gains or losses resulting from the sale of investments are included in gains on investments, net in the accompanying consolidated statements of income.

As of December 31, 2004 and 2003, there were no future performance obligations for investments. Investments that are not fully exercisable upon the date of receipt become exercisable upon the passage of time.

In certain lending arrangements, we receive investments without any payment of cash as part of the overall loan transaction. The carrying value of the related loan is adjusted to reflect an original issue discount equal to the value ascribed to the equity interest. Such original issue discount is accreted to fee income over the estimated life of the loan in accordance with our income recognition policy.

As a result of the various exercise, redemption, or other liquidation provisions commonly associated with these warrants and options, they are generally considered derivatives under the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), as amended and interpreted. In accordance with SFAS No. 133, investments qualifying as derivatives are carried at fair value with related valuation adjustments reflected as gain on investments, net in the consolidated statements of income.

Investment Impairment

Our investments are either accounted for at fair value, at cost or using the equity method of accounting. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment recorded at cost has sustained an other-than-temporary decline in its value, the equity interest is written down to its fair value, by a charge to earnings, and a new cost basis for the investment is established. Such evaluation is dependent on the specific facts and circumstances. Factors that are considered by us in determining whether an other-than-temporary decline in value has occurred include: the estimated fair market value of the security in relation to its cost basis; the financial condition of the entity; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

In evaluating the factors above for available-for-sale securities, management presumes a decline in value to be other-than-temporary if the quoted market price of the security is 20% or more below the investment's cost basis for a period of six months or more (the 20% criteria) or the quoted market price of the security is 50% or more below the security's cost basis at any quarter end (the 50% criteria). However, the presumption of an other-than-temporary decline in these instances may be overcome, if there is persuasive evidence indicating that the decline is temporary in nature. Additionally, there may be instances where impairment losses are recognized even if the 20% and 50% criteria are not satisfied.

For investments accounted for using the cost or equity method of accounting, management evaluates information such as budgets, business plans, and financial statements in addition to quoted market price, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses and credit defaults. This list is not inclusive, and management weighs all quantitative and qualitative factors in determining whether an other-than-temporary decline in value exists. Other-than-temporary declines in market value were not significant for the years ended December 31, 2004, 2003 and 2002.

Deferred Financing Fees

Deferred financing fees represent fees and other direct incremental costs incurred in connection with our borrowings. Except as discussed below, these amounts are amortized into the consolidated statements of income as interest expense ratably over the contractual term of the borrowing using the effective interest method.

Deferred financing fees associated with the convertible debt are amortized into the consolidated statements of income as interest expense through the date of the earliest put option using the effective interest method.

Property and Equipment

Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the following estimated useful lives:

Leasehold improvements	Remaining lease term
Computer software and web development costs	3 years
Equipment	5 years
Furniture	7 years

In accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, we capitalize internal computer software costs incurred during the application development stage. Such capitalized costs are included in computer software. Computer software costs incurred prior to or subsequent to the application development stage are charged to expense as incurred.

Interest and Fee Income Recognition

Interest and fee income is recorded on an accrual basis to the extent that such amounts are expected to be collected. For amortizing term loans, original issue discounts and loan fees (net of direct costs of origination) are amortized into fee income using the effective interest method over the contractual life of the loan. For revolving lines of credit and non-amortizing term loans, original issue discounts and loan fees (net of direct costs of origination) are amortized into fee income using the straight-line method over the contractual life of the loan. Fees due at maturity are recorded over the contractual life of the loan in accordance with our policy to the extent that such amounts are expected to be collected.

We accrete any discount from purchased loans into fee income in accordance with our policies unless the contractual interest and principal payments are not expected to be collected. If the contractual interest and principal payments are not expected to be collected, a portion of the discount will not be accreted (non-accretable difference). As of December 31, 2004 and 2003, the accretable discount on purchased loans totaled \$2.8 million and \$4.9 million, respectively, which is reflected in deferred loan fees and discounts in our accompanying consolidated balance sheets. We accreted \$4.6 million and \$6.4 million, respectively, into fee income from purchased loan discounts during the years ended December 31, 2004 and 2003. For the year ended December 31, 2004, we had \$2.5 million of additions to accretable discounts, of which \$1.8 million were reclassifications from non-accretable discounts. The carrying amount of purchased loans totaled $235.0 million as of December 31, 2004.

If a loan is 90 days or more past due, or we expect that the borrower will not be able to service its debt and other obligations, we will place the loan on non-accrual status. When a loan is placed on non-accrual status, interest and fees previously recognized as income but not yet paid are reversed and the recognition of interest and fee income on that loan will stop until factors indicating doubtful collection no longer exist and the loan has been brought current. We will make exceptions to this policy if the loan is well secured and in the process of collection. Payments received on non-accrual loans are applied to principal. On the date the borrower pays in full all overdue amounts, the borrowers loan will emerge from non-accrual status and all overdue charges (including those from prior years) are recognized as interest income in the current period.

Derivatives

SFAS No. 133 requires companies to recognize all of their derivatives as either assets or liabilities at fair value in the balance sheet. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivatives that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivatives that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivatives that are designated as and qualify as cash flow hedges (i.e., hedging of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability), the gain or loss on the derivative instrument is recorded in either current period earnings or in other comprehensive income, depending on the effectiveness of the hedging relationship.

For derivatives designated as a hedge, initial assessments are made as to whether the hedging relationship is expected to be highly effective and periodic effectiveness tests are performed. The fair value and cash flow hedges entered into during the years ended December 31, 2004 and 2003 were highly effective at their inception and continue to be highly effective as of those dates. Ineffectiveness was not significant. Net cash payments for derivatives designated as an accounting hedge were included in interest expense in the consolidated statements of income.

For derivatives not designated or qualifying as accounting hedges, the related gain or loss (including both the changes in fair value as well as the impact of any cash payments made or received) is recognized in current earnings each period and is included in other income (expense) in the consolidated statements of income.

Income Taxes

As discussed in Note 1, on August 6, 2003, CapitalSource became the successor to CapitalSource Holdings through a reorganization. CapitalSource Holdings was a Delaware limited liability company. During the period that we were organized as a limited liability company, all income taxes were the responsibility of our individual members; therefore, our historical consolidated statements of income do not include any provision for income taxes for all periods prior to August 6, 2003.

Since our reorganization into a "C" corporation for income tax purposes, we are responsible for paying federal, state and local income taxes. Deferred tax liabilities and assets have been reflected in the consolidated balance sheets. Deferred tax liabilities and assets are determined based on the differences between the book value and tax basis of particular assets and liabilities, using tax rates scheduled to be in effect for the years in which the differences are expected to reverse.

Stock-Based Compensation

We account for our stock-based compensation plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations. In accordance with APB 25, compensation cost is recognized for our options and restricted stock granted to employees where the exercise price is less than the market price of the underlying common stock on the date of grant. Such expense is recognized on a ratable basis over the related vesting period of the award. Pro forma net income and net income per share as if we had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, ("SFAS No. 123") to stock-based compensation for the years ended December 31, 2004, 2003 and 2002 were as follows:

	YEAR ENDED DECEMBER 31,		
($ IN THOUSANDS, EXCEPT PER SHARE DATA)	2004	2003	2002
Net income as reported	$124,851	$107,768	$41,582
Add back: Stock-based compensation expense from options included in reported net income, net of tax	174	759	224
Deduct: Total stock-based compensation expense determined under fair value-based method for all option awards, net of tax	(1,676)	(1,431)	(581)
Pro forma net income	$123,349	$107,096	$41,225
Net income per share:			
Basic—as reported	$ 1.07	$ 1.02	$ 0.43
Basic—pro forma	$ 1.06	$ 1.02	$ 0.42
Diluted—as reported	$ 1.06	$ 1.01	$ 0.42
Diluted—pro forma	$ 1.05	$ 1.00	$ 0.41

The Black-Scholes option-pricing model assumptions used to estimate the fair value of each option grant on its grant date for the years ended December 31, 2004, 2003 and 2002 were as follows:

	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
Dividend yield	—	—	—
Expected volatility	31%	30%	30%
Risk-free interest rate	3.7%	3.5%	4.3%
Expected life	6 years	6 years	6 years

The pro forma net effect of the total stock-based compensation expense determined under the fair value-based method for all awards may not be representative of future disclosures because the estimated fair value of options is amortized to expense over the vesting period, and additional options may be granted in future years.

Bonuses

Bonuses are accrued ratably over the annual performance period in accordance with APB Opinion No. 28, *Interim Financial Reporting.*

Marketing

Marketing costs, including advertising, are expensed as incurred.

Use of Estimates

The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates include the valuation of investments and the allowance for loan losses. Actual results could differ from those estimates.

Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, requires that a public business enterprise report financial and descriptive information about its reportable operating segments including a measure of segment profit or loss, certain specific revenue and expense items, and segment assets.

We operate as a single business segment and, therefore, this statement is not applicable. Because our clients require customized and sophisticated debt financing, we have created three lending businesses to develop the industry experience required to structure loans that reflect the particular credit and security characteristics required by different types of clients. However, we manage our lending operation as a whole rather than by lending business. We do not allocate resources to specific lending businesses based on their individual or relative performance.

New Accounting Pronouncements

In March 2004, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") ratified EITF Issue No. 03-1 ("EITF 03-1"), *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The initial effective date of the recognition and measurement requirements in this standard was interim and annual periods beginning after June 15, 2004. The effective date of the disclosure requirements in this standard is effective for annual financial statements for fiscal years ending after June 15, 2004. In September 2004, the FASB delayed the effective date indefinitely for the measurement and recognition guidance contained in EITF 03-1. The disclosure guidance remains effective. We do not anticipate that this accounting pronouncement will have a material effect on our consolidated financial statements.

In September 2004, the EITF of the FASB reached a final conclusion on EITF Issue No. 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings Per Share* ("EITF 04-8"). The EITF concluded the common stock underlying contingent convertible debt instruments such as our convertible debentures should be included in diluted net income per share computations using the if-converted method regardless of whether the market price trigger or other contingent feature has been met. The EITF concluded that this new treatment should be applied retroactively, with the result that issuers of securities like our convertible debentures described in Note 9 would be required to restate previously issued diluted earnings per share. In October 2004, the FASB approved EITF 04-8 and established an implementation date of December 15, 2004.

Under the terms of the indentures governing our convertible debentures, we have the ability to make irrevocable elections to pay the principal balance of the convertible debentures in cash upon any conversion prior to or at maturity. By making these elections, under current interpretations of SFAS No. 128, *Earnings per Share* ("SFAS No. 128"), and consistent with the provisions of EITF 90-19, *Convertible Bonds with Issuer Option to Settle for Cash upon Conversion,* the common stock underlying the principal amount of the convertible debentures would not be required to be included in our calculation of diluted net income per share and would have no past or future impact on our diluted net income per share. The only impact on diluted net income per share from our convertible debentures would be from the application of the treasury stock method to any conversion spread on those instruments. Prior to the effective date of Proposed SFAS No. 128 (revised), *Earnings per Share, an Amendment of FASB Statement No. 128* ("SFAS No. 128(R)"), we intend to make such irrevocable elections for each series of our convertible debentures. As a result, our adoption of EITF 04-8 on December 15, 2004 did not have any impact on our net income or diluted net income per share.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS No. 123 (R)"), *Share-Based Payment,* which is a revision of SFAS No. 123. SFAS No. 123 (R) supersedes APB 25 and amends SFAS No. 95, *Statement of Cash Flows.* SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The effective date of this standard is interim and annual periods beginning after June 15, 2005.

As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123 (R)'s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123 (R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123 (R) in prior periods, the impact would have approximated the aforementioned impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share. Statement No. 123 (R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current guidance. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future because it will depend on levels of future grants of share-based payments, the amount of operating cash flows recognized in prior periods for such excess tax deductions was not significant.

SFAS No. 123 (R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123 (R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123 (R) that remain unvested on the effective date.
2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods or (b) prior interim periods of the year of adoption.

We plan to adopt SFAS No. 123 (R) using the modified prospective method on July 1, 2005.

Reclassifications

Certain amounts in prior year's consolidated financial statements have been reclassified to conform to the current year presentation.

NOTE 3. RESTRICTED CASH

Restricted cash as of December 31, 2004 and 2003 was as follows:

	DECEMBER 31,	
($ IN THOUSANDS)	2004	2003
Principal and interest collections on loans held by trusts (see Note 9)	$163,708	$61,280
Collateral for letters of credit issued for the benefit of a client	49,842	1,544
Interest collections on loans pledged to credit facilities (see Note 9)	13,061	14,843
Other	10,565	2,246
Total	$237,176	$79,913

For the interest collections related to the credit facilities and term debt each month after deducting interest rate swap payments, interest payable, and servicing fees, the remaining restricted cash is returned to us and becomes unrestricted at that time.

NOTE 4. CREDIT QUALITY

As of December 31, 2004 and 2003, loans 60 or more days contractually delinquent, non-accrual loans and impaired loans were as follows:

	DECEMBER 31,	
($ IN THOUSANDS)	2004	2003
Asset Classification		
Loans 60 or more days contractually delinquent	$ 32,278	$ 4,334
Non-accrual loans[1]	22,443	8,784
Impaired loans[2]	32,957	15,256
Less: loans in multiple categories	(23,120)	(8,668)
Total	$ 64,558	$19,706
Total as a percentage of total loans	1.51%	0.82%

(1) Includes loans with an aggregate principal balance of $0.7 million and $4.3 million as of December 31, 2004 and 2003, respectively, which were also classified as loans 60 or more days contractually delinquent.

(2) As defined by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, we consider a loan to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including principal and scheduled interest payments. Includes loans with an aggregate principal balance of $0.7 million and $4.3 million, respectively, as of December 31, 2004 and 2003 which were also classified as loans 60 or more days contractually delinquent, and loans with an aggregate principal balance of $22.4 million and $4.3 million as of December 31, 2004 and 2003, respectively, which were also classified as loans on non-accrual status. As of December 31, 2004 and 2003, $5.1 million and $2.7 million respectively, of allowance for loan losses related to specific reserves on impaired loans.

If the non-accrual loans had performed in accordance with their original terms, interest income would have been increased by $3.7 million and $0.2 million for the years ended December 31, 2004 and 2003, respectively. The average balance of impaired loans during the year ended December 31, 2004 was $28.8 million. The amount of cash basis interest income that was recognized on impaired loans during the years ended December 31, 2004 and 2003 was not significant.

Activity in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 was as follows:

	YEAR ENDED DECEMBER 31,		
($ IN THOUSANDS)	2004	2003	2002
Balance as of beginning of year	$18,025	$ 6,688	$ —
Provision for loan losses	25,710	11,337	6,688
Charge offs	(8,527)	—	—
Balance as of end of year	$35,208	$18,025	$6,688

For the years ended December 31, 2004 and 2003, loans with a carrying value of $24.9 and $36.3 million as of December 31, 2004 and 2003, respectively, were classified as troubled debt restructurings as defined by SFAS No. 15, *Accounting for Debtors and Creditors for Troubled Debt Restructurings*. For the year ended December 31, 2004, we recorded a $2.9 million charge off in the carrying value of a loan classified as a troubled debt restructuring. The specific reserve for loans classified as a troubled debt restructuring was $0.1 million and $0.5 million as of December 31, 2004 and 2003, respectively.

As of December 31, 2004, we had $19.2 million of real estate owned which is carried at the lower of cost or market and is included in other assets on the accompanying consolidated balance sheets. During the year ended December 31, 2004, we transferred a loan with a carrying value of $15.5 million to real estate owned which is considered a non-cash investing activity on the accompanying consolidated statements of cash flows.

NOTE 5. GUARANTOR INFORMATION

The following represents the supplemental consolidating condensed financial statements of CapitalSource Inc., which was the issuer of the convertible debt issued in March 2004 and July 2004, CapitalSource Holdings and CapitalSource Finance, which are guarantors of the convertible debentures, and our subsidiaries that are not guarantors of the convertible debentures as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002. CapitalSource Holdings and CapitalSource Finance have guaranteed the debentures, jointly and severally, on a senior basis. CapitalSource Finance is a wholly owned subsidiary of CapitalSource Holdings. Separate consolidated financial statements of each guarantor are not presented, as we have determined that they would not be material to investors.

Consolidating Balance Sheet

DECEMBER 31, 2004

		CAPITALSOURCE HOLDINGS INC.			
($ IN THOUSANDS)	CAPITALSOURCE INC.	COMBINED NON-GUARANTOR SUBSIDIARIES	COMBINED GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED CAPITALSOURCE INC.
Assets					
Cash and cash equivalents	$ —	$ 170,532	$ 35,545	$ —	$ 206,077
Restricted cash	—	25,334	211,842	—	237,176
Loans:					
Loans	—	3,657,839	624,125	(7,439)	4,274,525
Less deferred loan fees and discounts	—	(133)	(98,803)	—	(98,936)
Less allowance for loan losses	—	—	(35,208)	—	(35,208)
Loans, net	—	3,657,706	490,114	(7,439)	4,140,381
Investment in subsidiaries	1,483,401	—	823,676	(2,307,077)	—
Intercompany due from/ (due to)	—	15,434	(15,434)	—	—
Intercompany note receivable	—	—	32,599	(32,599)	—
Investments	—	—	44,044	—	44,044
Deferred financing fees, net	13,255	27,457	834	—	41,546
Other assets	13,933	16,812	36,860	—	67,605
Total assets	$1,510,589	$3,913,275	$1,660,080	$(2,347,115)	$4,736,829
Liabilities and Shareholders' Equity					
Liabilities:					
Repurchase agreements	$ —	$ —	$ —	$ —	$ —
Credit facilities	—	966,961	—	—	966,961
Term debt	—	2,080,769	108,587	—	2,189,356
Convertible debt	561,371	—	—	—	561,371
Accounts payable and other liabilities	2,827	9,270	68,092	(7,439)	72,750
Intercompany note payable	—	32,599	—	(32,599)	—
Total liabilities	564,198	3,089,599	176,679	(40,038)	3,790,438
Shareholders' equity:					
Preferred stock	—	—	—	—	—
Common stock	1,179	—	—	—	1,179
Additional paid-in capital	761,579	309,982	1,088,410	(1,398,392)	761,579
Retained earnings	233,033	513,995	395,484	(909,479)	233,033
Deferred compensation	(19,162)	—	—	—	(19,162)
Accumulated other comprehensive loss, net	(312)	(301)	(493)	794	(312)
Treasury stock, at cost	(29,926)	—	—	—	(29,926)
Total shareholders' equity	946,391	823,676	1,483,401	(2,307,077)	946,391
Total liabilities and shareholders' equity	$1,510,589	$3,913,275	$1,660,080	$(2,347,115)	$4,736,829

Consolidating Balance Sheet

DECEMBER 31, 2003

($ IN THOUSANDS)	CAPITALSOURCE INC.	CAPITALSOURCE HOLDINGS INC. COMBINED NON-GUARANTOR SUBSIDIARIES	CAPITALSOURCE HOLDINGS INC. COMBINED GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED CAPITALSOURCE INC.
Assets					
Cash and cash equivalents	$ —	$ 37,848	$ 32,017	$ —	$ 69,865
Restricted cash	—	16,860	63,053	—	79,913
Loans:					
Loans	—	2,400,601	27,419	(11,113)	2,416,907
Less deferred loan fees and discounts	—	1,221	(61,014)	—	(59,793)
Less allowance for loan losses	—	—	(18,025)	—	(18,025)
Loans, net	—	2,401,822	(51,620)	(11,113)	2,339,089
Investment in subsidiaries	864,073	—	1,030,148	(1,894,221)	—
Intercompany due from/(due to)	—	9,727	(9,727)	—	—
Intercompany note receivable	—	246,985	33,046	(280,031)	—
Investments	—	—	39,788	—	39,788
Deferred financing fees, net	—	17,216	132	—	17,348
Other assets	3,623	977	16,488	—	21,088
Total assets	$867,696	$2,731,435	$1,153,325	$(2,185,365)	$2,567,091
Liabilities and Shareholders' Equity					
Liabilities:					
Repurchase agreement	$ —	$ —	$ 8,446	$ —	$ 8,446
Credit facilities	—	737,998	—	—	737,998
Term debt	—	923,503	(295)	—	923,208
Accounts payable and other liabilities	564	6,740	34,116	(11,113)	30,307
Intercompany note payable	—	33,046	246,985	(280,031)	—
Total liabilities	564	1,701,287	289,252	(291,144)	1,699,959
Shareholders' equity:					
Preferred stock	—	—	—	—	—
Common stock	1,188	—	—	—	1,188
Additional paid-in capital	777,766	799,263	701,500	(1,500,763)	777,766
Retained earnings	108,182	230,875	161,522	(392,397)	108,182
Deferred compensation	(21,065)	—	—	—	(21,065)
Accumulated other comprehensive income, net	1,061	10	1,051	(1,061)	1,061
Total shareholders' equity	867,132	1,030,148	864,073	(1,894,221)	867,132
Total liabilities and shareholders' equity	$867,696	$2,731,435	$1,153,325	$(2,185,365)	$2,567,091

Consolidating Statement of Income

YEAR ENDED DECEMBER 31, 2004

($ IN THOUSANDS)	CAPITALSOURCE INC.	CAPITALSOURCE HOLDINGS INC. COMBINED NON-GUARANTOR SUBSIDIARIES	CAPITALSOURCE HOLDINGS INC. COMBINED GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED CAPITALSOURCE INC.
Net interest and fee income					
Interest	$ —	$309,028	$ 16,354	$ (11,555)	$313,827
Fee income	—	34,327	51,997	—	86,324
Total interest and fee income	—	343,355	68,351	(11,555)	400,151
Interest expense	9,202	71,297	10,109	(11,555)	79,053
Net interest and fee income	(9,202)	272,058	58,242	—	321,098
Provision for loan losses	—	—	25,710	—	25,710
Net interest and fee income after provision for loan losses	(9,202)	272,058	32,532	—	295,388
Operating expenses					
Compensation and benefits	—	1,393	71,052	—	72,445
Other administrative expenses	57	834	34,412	—	35,303
Total operating expenses	57	2,227	105,464	—	107,748
Other income (expense)					
Diligence deposits forfeited	—	—	4,987	—	4,987
Gain on investments, net	—	—	2,371	—	2,371
(Loss) gain on derivatives	—	(2,832)	2,326	—	(506)
Other income	—	10,293	636	—	10,929
Earnings in subsidiaries	214,680	—	283,128	(497,808)	—
Intercompany	—	5,836	(5,836)	—	—
Total other income	214,680	13,297	287,612	(497,808)	17,781
Net income before income taxes	205,421	283,128	214,680	(497,808)	205,421
Income taxes	80,570	—	—	—	80,570
Net income	$124,851	$283,128	$214,680	$(497,808)	$124,851

Consolidating Statement of Income

YEAR ENDED DECEMBER 31, 2003

($ IN THOUSANDS)	CAPITALSOURCE INC.	CAPITALSOURCE HOLDINGS INC. COMBINED NON-GUARANTOR SUBSIDIARIES	CAPITALSOURCE HOLDINGS INC. COMBINED GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED CAPITALSOURCE INC.
Net interest and fee income					
Interest	$ —	$179,252	$ 5,145	$ (9,228)	$175,169
Fee income	—	14,006	36,590	—	50,596
Total interest and fee income	—	193,258	41,735	(9,228)	225,765
Interest expense	—	42,732	6,452	(9,228)	39,956
Net interest and fee income	—	150,526	35,283	—	185,809
Provision for loan losses	—	—	11,337	—	11,337
Net interest and fee income after provision for loan losses	—	150,526	23,946	—	174,472
Operating expenses					
Compensation and benefits	—	683	43,777	—	44,460
Other administrative expenses	2	647	22,698	—	23,347
Total operating expenses	2	1,330	66,475	—	67,807
Other income (expense)					
Diligence deposits forfeited	—	—	3,071	—	3,071
Gain on investments, net	—	—	18,067	—	18,067
Loss on derivatives	—	(9)	(751)	—	(760)
Other income	—	4,682	755	—	5,437
Earnings in subsidiaries	132,482	—	153,284	(285,766)	—
Intercompany	—	(585)	585	—	—
Total other income	132,482	4,088	175,011	(285,766)	25,815
Net income before income taxes	132,480	153,284	132,482	(285,766)	132,480
Income taxes	24,712	—	—	—	24,712
Net income	$107,768	$153,284	$132,482	$(285,766)	$107,768

Consolidating Statement of Income

YEAR ENDED DECEMBER 31, 2002

($ IN THOUSANDS)	CAPITALSOURCE HOLDINGS INC. COMBINED NON-GUARANTOR SUBSIDIARIES	CAPITALSOURCE HOLDINGS INC. COMBINED GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED CAPITALSOURCE INC.
Net interest and fee income				
Interest	$71,214	$ 4,504	$ (2,127)	$73,591
Fee income	4,826	12,686	—	17,512
Total interest and fee income	76,040	17,190	(2,127)	91,103
Interest expense	16,101	—	(2,127)	13,974
Net interest and fee income	59,939	17,190	—	77,129
Provision for loan losses	—	6,688	—	6,688
Net interest and fee income after provision for loan losses	59,939	10,502	—	70,441
Operating expenses				
Compensation and benefits	468	22,256	—	22,724
Other administrative expenses	204	10,667	—	10,871
Total operating expenses	672	32,923	—	33,595
Other income (expense)				
Diligence deposits forfeited	25	1,819	—	1,844
Gain on investments, net	—	3,573	—	3,573
Loss on derivatives	(1,316)	(80)	—	(1,396)
Other income (expense)	762	(47)	—	715
Earnings in subsidiaries	—	58,738	(58,738)	—
Total other (expense) income	(529)	64,003	(58,738)	4,736
Net income before income taxes	58,738	41,582	(58,738)	41,582
Income taxes	—	—	—	—
Net income	$58,738	$41,582	$(58,738)	$41,582

Consolidating Statement of Cash Flows

YEAR ENDED DECEMBER 31, 2004

($ IN THOUSANDS)	CAPITALSOURCE INC.	CAPITALSOURCE HOLDINGS INC. COMBINED NON-GUARANTOR SUBSIDIARIES	CAPITALSOURCE HOLDINGS INC. COMBINED GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED CAPITALSOURCE INC.
Operating activities					
Net income	$ 124,851	$ 283,128	$ 214,680	$(497,808)	$ 124,851
Adjustments to reconcile net income to net cash (used in) provided by operating activities:					
Stock option expense	331	—	—	—	331
Restricted stock activity	116	—	—	—	116
Amortization of deferred loan fees	—	—	(46,607)	—	(46,607)
Provision for loan losses	—	—	25,710	—	25,710
Amortization of deferred financing fees	1,468	12,740	149	—	14,357
Depreciation and amortization	—	—	2,199	—	2,199
Benefit for deferred income taxes	(9,696)	—	—	—	(9,696)
Amortization of deferred stock compensation	4,578	—	—	—	4,578
Gain on investments, net	—	—	(2,371)	—	(2,371)
Loss (gain) on derivatives	—	2,835	(2,329)	—	506
Decrease in note receivable	—	246,985	447	(247,432)	—
Increase in other assets	(614)	(335)	(10,662)	—	(11,611)
Increase in accounts payable and other liabilities	13,779	4,870	26,385	3,838	48,872
Net transfers with subsidiaries	(621,885)	(581,897)	705,974	497,808	—
Cash (used in) provided by operating activities	(487,072)	(31,674)	913,575	(243,594)	151,235
Investing activities					
Increase in restricted cash	—	(8,474)	(147,907)	—	(156,381)
Increase in loans, net	—	(1,274,055)	(429,098)	(3,838)	(1,706,991)
Acquisition of CIG, net of cash acquired	—	—	(93,446)	—	(93,446)
Acquisition of investments, net	—	—	(3,941)	—	(3,941)
Acquisition of property and equipment	—	—	(3,363)	—	(3,363)
Cash used in investing activities	—	(1,282,529)	(677,755)	(3,838)	(1,964,122)
Financing activities					
Payment of deferred financing fees	(14,723)	(22,981)	(851)	—	(38,555)
Decrease in intercompany note payable	—	(447)	(246,985)	247,432	—
Repayments of repurchase agreements, net	—	—	(8,446)	—	(8,446)
Borrowings on credit facilities, net	—	228,963	—	—	228,963
Borrowings of term debt	—	2,016,028	23,990	—	2,040,018
Repayments of term debt	—	(774,676)	—	—	(774,676)
Borrowings of convertible debt	555,000	—	—	—	555,000
Proceeds from issuance of common stock, net	824	—	—	—	824
Proceeds from exercise of options	1,487	—	—	—	1,487
Call option transactions, net	(25,577)	—	—	—	(25,577)
Purchase of treasury stock	(29,939)	—	—	—	(29,939)
Cash provided by (used in) financing activities	487,072	1,446,887	(232,292)	247,432	1,949,099
Increase in cash and cash equivalents	—	132,684	3,528	—	136,212
Cash and cash equivalents as of beginning of year	—	37,848	32,017	—	69,865
Cash and cash equivalents as of end of year	$ —	$ 170,532	$ 35,545	$ —	$ 206,077

Consolidating Statement of Cash Flows

YEAR ENDED DECEMBER 31, 2003

($ IN THOUSANDS)	CAPITALSOURCE INC.	CAPITALSOURCE HOLDINGS INC. COMBINED NON-GUARANTOR SUBSIDIARIES	CAPITALSOURCE HOLDINGS INC. COMBINED GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED CAPITALSOURCE INC.
Operating activities					
Net income	$ 107,768	$ 153,284	$ 132,482	$(285,766)	$ 107,768
Adjustments to reconcile net income to net cash (used in) provided by operating activities:					
Stock option expense	1,018	—	—	—	1,018
Amortization of deferred loan fees	—	—	(33,741)	—	(33,741)
Provision for loan losses	—	—	11,337	—	11,337
Amortization of deferred financing fees	—	10,194	(204)	—	9,990
Depreciation and amortization	—	—	1,411	—	1,411
Benefit for deferred income taxes	(3,617)	—	—	—	(3,617)
Amortization of deferred stock compensation	487	—	—	—	487
Gain on investments, net	—	—	(18,067)	—	(18,067)
Loss on derivatives	—	9	751	—	760
(Increase) decrease in note receivable	—	(246,985)	9,362	237,623	—
Increase in other assets	(5)	(964)	(2,633)	—	(3,602)
Increase in accounts payable and other liabilities	1,816	500	19,764	(8,986)	13,094
Net transfers with subsidiaries	(350,794)	465,558	(400,530)	285,766	—
Cash (used in) provided by operating activities	(243,327)	381,596	(280,068)	228,637	86,838
Investing activities					
Increase in restricted cash	—	(9,916)	(41,124)	—	(51,040)
(Increase) decrease in loans, net	—	(1,341,562)	51,807	8,986	(1,280,769)
Disposal of investments, net	—	10	3,083	—	3,093
Acquisition of property and equipment	—	(4)	(4,910)	—	(4,914)
Cash (used in) provided by investing activities	—	(1,351,472)	8,856	8,986	(1,333,630)
Financing activities					
Payment of deferred financing fees	—	(15,708)	(272)	—	(15,980)
(Decrease) increase in intercompany note payable	—	(9,362)	246,985	(237,623)	—
Borrowings under repurchase agreement, net	—	—	8,446	—	8,446
Borrowings on credit facilities, net	—	497,497	—	—	497,497
Borrowings of term debt	—	803,816	—	—	803,816
Repayments of term debt	—	(308,710)	—	—	(308,710)
Members' contributions, net	—	—	71,153	—	71,153
Distributions to members	—	—	(32,698)	—	(32,698)
Proceeds from issuance of common stock, net	242,702	—	—	—	242,702
Proceeds from exercise of options	625	—	—	—	625
Cash provided by financing activities	243,327	967,533	293,614	(237,623)	1,266,851
(Decrease) increase in cash and cash equivalents	—	(2,343)	22,402	—	20,059
Cash and cash equivalents as of beginning of year	—	40,191	9,615	—	49,806
Cash and cash equivalents as of end of year	$ —	$ 37,848	$ 32,017	$ —	$ 69,865

Consolidating Statement of Cash Flows

YEAR ENDED DECEMBER 31, 2002

($ IN THOUSANDS)	CAPITALSOURCE HOLDINGS INC. COMBINED NON-GUARANTOR SUBSIDIARIES	CAPITALSOURCE HOLDINGS INC. COMBINED GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED CAPITALSOURCE INC.
Operating activities				
Net income	$ 58,738	$ 41,582	$(58,738)	$ 41,582
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Stock option expense	—	232	—	232
Amortization of deferred loan fees	(12)	(11,506)	—	(11,518)
Provision for loan losses	—	6,688	—	6,688
Amortization of deferred financing fees	2,259	—	—	2,259
Depreciation and amortization	—	963	—	963
Gain on investments, net	—	(3,573)	—	(3,573)
Loss on derivatives	1,316	80	—	1,396
Increase in note receivable	—	(42,408)	42,408	—
Decrease (increase) in other assets	5	(1,875)	—	(1,870)
Increase in accounts payable and other liabilities	5,912	6,940	(2,127)	10,725
Net transfers with subsidiaries	163,068	(221,806)	58,738	—
Cash provided by (used in) operating activities	231,286	(224,683)	40,281	46,884
Investing activities				
Increase in restricted cash	(5,248)	(17,180)	—	(22,428)
(Increase) decrease in loans, net	(690,603)	41,393	2,127	(647,083)
Acquisition of investments, net	—	(8,287)	—	(8,287)
Acquisition of property and equipment	—	(3,906)	—	(3,906)
Cash (used in) provided by investing activities	(695,851)	12,020	2,127	(681,704)
Financing activities				
Payment of deferred financing fees	(11,002)	(31)	—	(11,033)
Increase in intercompany note payable	42,408	—	(42,408)	—
Borrowings on credit facilities, net	33,434	—	—	33,434
Borrowings of term debt	495,378	—	—	495,378
Repayments of term debt	(69,763)	—	—	(69,763)
Members' contributions, net	—	230,149	—	230,149
Distributions to members	—	(15,200)	—	(15,200)
Proceeds from exercise of options	—	511	—	511
Cash provided by financing activities	490,455	215,429	(42,408)	663,476
Increase in cash and cash equivalents	25,890	2,766	—	28,656
Cash and cash equivalents as of beginning of year	14,301	6,849	—	21,150
Cash and cash equivalents as of end of year	$ 40,191	$ 9,615	$ —	$ 49,806

NOTE 6. ACQUISITIONS

In April 2004, we purchased a portfolio of loans and certain other assets of SLP Capital ("SLP"), a specialty finance company serving the security alarm industry, for approximately $75.2 million. The assets acquired included 32 performing asset-based loans with an aggregate principal balance of approximately $72.0 million and a servicing platform. In conjunction with the transaction, we also originated a $17.7 million senior loan to an affiliate of SLP which is secured by loans not acquired by us.

We considered SFAS No. 141, *Business Combinations*, and EITF Issue No. 98-3, *Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business*, to determine if the assets acquired constituted a business. Since all but a *de minimis* amount of the fair value of the transferred set of activities and assets is represented by a single tangible asset, the loan portfolio, the concentration of value in the single asset is an indicator that an asset rather than a business was purchased.

On July 1, 2004, we acquired all of the outstanding equity of CIG International, LLC and CIG Holdings, Inc. (collectively, "CIG"), a Washington, D.C.-based specialty lender that provides mezzanine debt financing to the for-sale residential real estate development industry, for approximately $96.6 million. As part of our effort to increase our overall market share, we acquired CIG to expand our real estate lending activities into mezzanine financing for residential development projects. Prior to the acquisition, CIG was one of our clients. In connection with the acquisition, all outstanding loan balances with CIG were paid in full.

The fair value of net assets acquired as of the acquisition date was as follows ($ in thousands):

Assets	
Cash	$ 3,174
Restricted cash	883
Loans, net	89,333
Real estate owned	3,836
Goodwill	3,557
Other assets	1,153
Total assets	101,936
Liabilities	
Accounts payable and other liabilities	5,316
Net assets acquired	$ 96,620

The results of CIG's operations have been included in our consolidated financial statements since July 1, 2004.

We accounted for the acquisition as a business combination and applied the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations*. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed in the transaction based on estimates of fair value at the date of acquisition. Identifiable intangible assets for this acquisition were not significant. Real estate owned and goodwill are included in other assets in the consolidated balance sheets. Of the $3.6 million in goodwill recorded, approximately $2.0 million is expected to be tax deductible.

The allocation of the purchase price is subject to change and reallocation based on the settlement of $1.9 million of contingencies for certain matters present at the acquisition date if any such settlement occurs.

Pro forma disclosure of the acquisition has not been presented as CIG does meet the definition of a significant subsidiary under Regulation S-X.

NOTE 7. INVESTMENTS

Investments as of December 31, 2004 and 2003 were as follows:

	DECEMBER 31,	
($ IN THOUSANDS)	2004	2003
Investments carried at cost	$37,542	$20,850
Investments carried at fair value:		
Investments available-for-sale	2,606	10,477
Warrants	3,110	6,781
Investments accounted for under the equity method	786	1,680
Total	$44,044	$39,788

Unrealized gains (losses) on investments carried at fair value for the years ended December 31, 2004 and 2003 were as follows:

	YEAR ENDED DECEMBER 31, 2004			
($ IN THOUSANDS)	COST	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
Investments available-for-sale	$2,624	$ —	$ (18)	$2,606
Warrants[1]	4,548	899	(2,337)	3,110
Total	$7,172	$899	$(2,355)	$5,716

	YEAR ENDED DECEMBER 31, 2003			
($ IN THOUSANDS)	COST	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
Investments available-for-sale	$ 8,781	$1,696	$ —	$10,477
Warrants[1]	4,408	3,264	(891)	6,781
Total	$13,189	$4,960	$(891)	$17,258

(1) Unrealized gains and losses on our warrants are included in gain on investments, net on the accompanying consolidated statements of income.

For the year ended December 31, 2004, we sold investments for $12.8 million, recognizing gross pretax gains of $6.6 million. Sales of investments available-for-sale were not significant for the years ended December 31, 2003 and 2002.

In October 2003, we sold an equity investment in MedCap Properties LLC for cash consideration of $16.1 million, generating a pretax gain of $12.6 million. Pursuant to the terms of the sale, approximately $2.1 million of additional proceeds is currently being held on our behalf in an indemnity escrow until March 31, 2005 to cover certain defined potential future liabilities. The receipt of any or all of these proceeds is contingent upon future events which are beyond our control. Additionally, a special-purpose limited liability company, Medcap Holding IX LLC, was created in this transaction, and we retain an equity interest in that entity which had a carrying value of $0.1 million and $1.0 million as of December 31, 2004 and 2003, respectively.

Certain investments are subject to clawback or put/call right provisions. The investment and carrying value information is net of any restrictions related to the warrant or underlying shares/units.

As of December 31, 2004, we are committed to contribute $16.0 million of additional interests in ten private equity funds.

NOTE 8. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2004 and 2003 were as follows:

	DECEMBER 31,	
($ IN THOUSANDS)	2004	2003
Equipment	$ 3,766	$ 3,290
Computer software	2,056	1,753
Furniture	3,109	2,564
Leasehold improvements	5,318	3,554
Accumulated depreciation and amortization	(4,495)	(2,571)
Total	$ 9,754	$ 8,590

Property and equipment is included in other assets on the accompanying consolidated balance sheets.

NOTE 9. BORROWINGS

Repurchase Agreement

In August 2003, we entered into a $300 million master repurchase agreement with an affiliate of Credit Suisse First Boston LLC ("CSFB") to finance healthcare mortgage loans. This repurchase agreement will allow us to sell mortgage loans that we originate to CSFB for a purchase price equal to 70% of the outstanding principal balance of those mortgage loans, and we will have the obligation to repurchase the loans no later than 18 months after the sale. Our obligation to repurchase loans may be accelerated if an event of default under one or more of our purchased mortgage loans occurs and under certain other conditions, such as a breach of our representations or warranties under the repurchase agreement. During the time a mortgage loan is owned by CSFB, we will pay CSFB an annual rate of 30-day LIBOR plus 1.25% the amount advanced to us on the mortgage loan. The repurchase agreement is scheduled to terminate on July 31, 2008, and at that time we will be required to repurchase any mortgage loans not previously repurchased. In addition, at any time prior to expiration of the repurchase agreement, CSFB may give notice of its intention to terminate the repurchase agreement and require us to repurchase all outstanding mortgage loans on the date which is 364 days from such notice of termination. As of December 31, 2004, no amount was outstanding under this repurchase agreement.

Credit Facilities

In October 2000, we entered into a loan certificate and servicing agreement with Wachovia Securities LLC, formerly known as First Union Securities, Inc., as administrative agent, and Variable Funding Capital Corporation. In connection with the credit facility, we formed a wholly owned subsidiary, CapitalSource Funding LLC, a single-purpose bankruptcy remote entity, to purchase qualifying loans from us, which are subsequently pledged under the credit facility. The amount outstanding under the credit facility could not exceed 70% of the principal amount of the pledged loans. In May 2004, we amended the facility to modify specific terms, appoint Harris Nesbitt Corp. as the new administrative agent and change the lenders participating in the credit facility. Availability under the credit facility depends on our borrowing base, which is calculated based on the outstanding principal amount of eligible loans in the credit facility combined with specified portfolio concentration criteria. In connection with the amendment, the maximum advance rate under this credit facility was increased to 75% of our borrowing base. As of December 31, 2004, loans with principal balances outstanding of $499.6 million were pledged as collateral for the credit facility. As of December 31, 2004, the maximum amount of the facility is $700.0 million and it is scheduled to mature on May 24, 2007 and may be renewed annually after that date at the option of our lenders. Interest on borrowings under the credit facility accrues at the commercial paper rate, as defined by each lender, plus 0.975%, which was 3.28% as of

December 31, 2004. As of December 31, 2004, the outstanding balance under this credit facility was $345.9 million.

In February 2003, we entered into a credit facility with Wachovia Capital Markets LLC ("Wachovia"), concurrently with the purchase of a portfolio of assets from another financial institution. Funding under this facility is obtained through a single-purpose, bankruptcy-remote subsidiary, CapitalSource Acquisition Funding, LLC. This facility does not permit us to pledge additional collateral without the lender's consent, but we may continue to draw, repay and redraw funds thereunder. Specific commercial loans are pledged as collateral for this facility. Availability under the credit facility depends on our borrowing base, which is calculated based on the outstanding principal amount of eligible loans in the credit facility combined with specified portfolio concentration criteria. As of December 31, 2004, the maximum facility amount of the facility is $100.0 million and it is scheduled to mature on April 7, 2006. In 2004, the facility was amended to expand the scope of the eligibility criteria to enable us to include the assets acquired in the SLP transaction in the credit facility. As of December 31, 2004, loans with principal balances outstanding of $78.8 million were pledged as collateral for the credit facility. Interest on borrowings under the credit facility accrues at the commercial paper rate, plus 0.90%, which was 3.22% as of December 31, 2004. As of December 31, 2004, the outstanding balance under this credit facility was $35.5 million.

In September 2003, we entered into a credit facility with an affiliate of Citigroup Global Markets Inc. ("Citigroup") to finance our loans. Funding under this facility is obtained through a single-purpose, bankruptcy-remote subsidiary, CS Funding II Depositor LLC. The credit facility permits us to obtain financing of up to 80% of the outstanding principal balance of commercial loans we originate and transfer to this facility, depending upon their current loan rating and priority of payment within the particular borrower's capital structure and subject to certain concentration limits. As of December 31, 2004, loans with principal balances outstanding of $475.9 million were pledged as collateral for the credit facility. During the time a commercial loan is subject to the credit facility, we will pay Citigroup a percentage equal to 30-day LIBOR plus 0.90% applied to the amount advanced to us on the commercial loan, which was 3.18% at December 31, 2004. As of December 31, 2004, the maximum facility amount of the facility is $640.0 million and it is scheduled to mature on October 6, 2005. As of December 31, 2004, the outstanding balance under this credit facility was $297.6 million.

In April 2004, we entered into a new credit facility with Wachovia to finance our loans. Funding under this credit facility is obtained through a single-purpose, bankruptcy-remote subsidiary, CapitalSource Funding III LLC. The credit facility permits us to obtain financing of up to 85% of the outstanding principal balance of commercial loans we originate and transfer to this credit facility, depending upon their current loan rating and priority of payment within the particular borrower's capital structure and subject to certain concentration limits. As of December 31, 2004, loans with principal balances outstanding of $210.1 million and Series 2002-1 Class C and D notes (see Term Debt below) totaling $20.6 million and $27.5 million, respectively, Series 2002-2 Class D and E notes totaling $24.4 million and $32.5 million, respectively, and Series 2003-1 Class D and E notes totaling $33.8 million and $45.0 million, respectively, were pledged as collateral for the credit facility. Interest on borrowings under the credit facility is charged at the commercial paper rate, plus 0.90%, which was 3.22% as of December 31, 2004. As of December 31, 2004, the maximum facility amount of the facility is $400.0 million and it is scheduled to mature on April 17, 2007. As of December 31, 2004, the outstanding balance under this credit facility was $288.0 million.

Term Debt

Through December 31, 2004, we have completed six term debt transactions. In conjunction with each transaction, we established a separate single purpose subsidiary, (collectively referred to as the "Trusts"), and contributed $3.5 billion in loans, or portions thereof, to the Trusts. Subject to the satisfaction of certain conditions, we remain servicer of the loans. Simultaneously with the initial contributions, the Trusts issued $3.1 billion of notes to institutional investors. We retained $468.9 million in junior notes and 100% of the Trusts' trust certificates. The notes are collateralized by all or portions of specific commercial loans, totaling $2.4 billion as of December 31, 2004. We have treated the contribution of the loans to the Trusts and the related sale of notes by the Trusts as a financing arrangement under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. As required by the terms of the Trusts, we have entered into interest rate swaps and/or caps to mitigate certain interest rate risks (see Note 17).

Our six term debt transactions in the form of asset securitizations completed through December 31, 2004 were as follows:

($ IN THOUSANDS)	NOTES ORIGINALLY ISSUED	OUTSTANDING BALANCE AS OF DECEMBER 31, 2004	OUTSTANDING BALANCE AS OF DECEMBER 31, 2003	INTEREST RATE[1]	ORIGINAL EXPECTED MATURITY DATE
2002-1					
Class A	$ 172,050	$ —	$ 37,922	LIBOR + 0.50%	N/A
Class B	55,056	7,502	55,056	LIBOR + 1.50%	March 20, 2005[2]
Class C	20,646	—	—	N/A	N/A[3]
Class D	27,528	—	—	N/A	N/A[3]
	275,280	7,502	92,978		
2002-2					
Class A	187,156	—	47,257	LIBOR + 0.55%	N/A
Class B	48,823	9,510	48,823	LIBOR + 1.25%	August 20, 2005
Class C	32,549	32,549	32,549	LIBOR + 2.10%	January 20, 2006
Class D	24,412	—	—	N/A	N/A [3]
Class E	32,549	—	—	N/A	N/A [3]
	325,489	42,059	128,629		
2003-1					
Class A	258,791	24,739	174,652	LIBOR + 0.48%	November 20, 2005
Class B	67,511	67,511	67,511	LIBOR + 1.15%	July 20, 2006
Class C	45,007	45,007	45,007	LIBOR + 2.20%	March 20, 2007
Class D	33,755	—	—	N/A	N/A [3]
Class E	45,007	—	—	N/A	N/A [3]
	450,071	137,257	287,170		
2003-2					
Class A	290,005	192,551	277,885	LIBOR + 0.40%	July 20, 2008
Class B	75,001	49,797	71,866	LIBOR + 0.95%	July 20, 2008
Class C	45,001	29,879	43,120	LIBOR + 1.60%	July 20, 2008
Class D	22,500	14,939	21,560	LIBOR + 2.50%	July 20, 2008
Class E	67,502	—	—	N/A	N/A [3]
	500,009	287,166	414,431		
2004-1					
Class A-1	218,000	65,503	—	LIBOR + 0.13%	March 20, 2006
Class A-2	370,437	370,437	—	LIBOR + 0.33%	September 22, 2008
Class B	67,813	50,239	—	LIBOR + 0.65%	September 22, 2008
Class C	70,000	51,859	—	LIBOR + 1.00%	September 22, 2008
Class D	39,375	29,171	—	LIBOR + 1.75%	September 22, 2008
Class E	109,375	—	—	N/A	N/A [3]
	875,000	567,209	—		
2004-2					
Class A-1	453,000	402,354	—	LIBOR + 0.13%	June 20, 2007
Class A-2	232,000	232,000	—	LIBOR + 0.25%	July 20, 2008
Class A-3	113,105	113,105	—	LIBOR + 0.31%	April 20, 2009
Class B	55,424	51,907	—	LIBOR + 0.43%	June 20, 2009
Class C	94,221	88,242	—	LIBOR + 0.85%	August 20, 2009
Class D	52,653	49,312	—	LIBOR + 1.55%	August 20, 2009
Class E	108,077	—	—	N/A	N/A [3]
	1,108,480	936,920	—		
Total	$3,534,329	$1,978,113	$923,208		

(1) As of December 31, 2004 and 2003, the 30-day LIBOR rate was 2.40% and 1.12%, respectively.
(2) The Class B Note was repaid in January 2005.
(3) Securities retained by CapitalSource.

The expected aforementioned maturity dates are based on the contractual maturities of the underlying loans held by the securitization trusts and an assumed constant prepayment rate of 10%. If the underlying loans experience delinquencies or have their maturity dates extended, the interest payments collected on them to repay the notes may be delayed. The notes under the Trusts include accelerated amortization provisions that require cash flows to be applied first to fully pay the noteholders if the notes remain outstanding beyond the stated maturity dates. If the accelerated amortization provisions are imposed, we would receive no cash flows from the term debt on our retained notes until the notes senior to ours are retired.

In December 2004, we entered into a $150.0 million term loan agreement with Harris Nesbitt Financing Inc. ("Harris Nesbitt") to finance one of our loans. The term debt is collateralized by accounts receivable and other assets of one of our borrowers. Interest on the term debt accrues at 30-day LIBOR plus 1.50%, which was 3.90% as of December 31, 2004. The term debt is scheduled to mature on December 13, 2005. As of December 31, 2004, the outstanding balance under this agreement was $87.2 million and is included in term debt in the accompanying consolidated balance sheet.

In December 2004, we entered into a $100.0 million pledge agreement with Wachovia. Funding under this agreement is obtained through a single-purpose, bankruptcy-remote subsidiary, CapitalSource Funding IV LLC. The term debt is collateralized by a pledge of cash of one of our borrowers. Interest on the term debt accrues at 30-day LIBOR plus 0.20%, which was 2.60% as of December 31, 2004. The agreement is scheduled to mature on December 15, 2005. As of December 31, 2004, the outstanding balance under this agreement was $100.1 million and is included in term debt in the accompanying consolidated balance sheet.

Convertible Debt

In March 2004, we completed an offering of $225.0 million in aggregate principal amount of senior convertible debentures due 2034 (the "March Debentures") in a private offering pursuant to Rule 144A under the Securities Act of 1933, as amended. Until March 2009, the March Debentures will bear interest at a rate of 1.25%, after which time the debentures will not bear interest. The March Debentures are initially convertible, subject to certain conditions, into 7.4 million shares of our common stock at a conversion rate of 32.8952 shares of common stock per $1,000 principal amount of debentures, representing an initial effective conversion price of approximately $30.40 per share. The March Debentures will be redeemable for cash at our option at any time on or after March 15, 2009 at a redemption price of 100% of their principal amount plus accrued interest. Holders of the March Debentures will have the right to require us to repurchase some or all of their debentures for cash on March 15, 2009, March 15, 2014, March 15, 2019, March 15, 2024 and March 15, 2029 at a price of 100% of their principal amount plus accrued interest. Holders of the March Debentures will also have the right to require us to repurchase some or all of their March Debentures upon certain events constituting a fundamental change. The March Debentures are unsecured and unsubordinated obligations, and are guaranteed by two of our wholly owned subsidiaries (see Note 5).

Holders of the March Debentures may convert their debentures prior to maturity only if: (1) the sale price of our common stock reaches specified thresholds, (2) the trading price of the March Debentures falls below a specified threshold, (3) the March Debentures have been called for redemption, or (4) specified corporate transactions occur.

Concurrently with our sale of the March Debentures, we entered into two separate call option transactions with an affiliate of one of the initial purchasers, in each case covering the same number of shares as into which the March Debentures are initially convertible. In one transaction, we purchased a call option at a strike price equal to the initial conversion price of the March Debentures. This option expires on March 15, 2009 and requires physical settlement. We intend to exercise this call option from time to time as necessary to acquire shares that we may be required to deliver upon receipt of a notice of conversion of the March Debentures. In the second transaction, we sold warrants to one of the initial purchasers for the purchase of up to 7.4 million of our common shares at a strike price of approximately $40.30 per share. The warrants expire at various dates from March 2009 through June 2009 and must be settled in net shares. The net effect of entering into the call option and warrant transactions was to minimize potential dilution as a result of the conversion of the March Debentures by increasing the effective conversion price of the March Debentures to a 75% premium over the March 15, 2004 closing price of our common stock. The call option and warrant transactions were net settled at a net cost to us of approximately $25.6 million, which we paid from the proceeds of our sale of the March Debentures and is included as a net reduction in shareholders' equity in the accompanying consolidated balance sheet as of December 31,

2004, in accordance with the guidance in Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.* Subsequent changes in the fair value of the convertible notes hedge and warrant transactions will not be recognized as long as the instruments remain classified in equity. In addition, the warrants sold will be included in diluted earnings per share using the treasury stock method.

In addition, we used approximately $29.9 million of the proceeds to purchase 1,300,000 shares of our common stock. We also paid approximately $6.0 million of deferred financing fees from the proceeds of the convertible debt offering which are being amortized as interest expense through the date of the earliest put option. We used the remainder of the net proceeds to repay outstanding indebtedness under certain of our credit facilities.

In July 2004, we completed an offering of $330.0 million principal amount of 3.5% senior convertible debentures due 2034 (the "July Debentures", together with the March Debentures, the "Debentures" or "Contingent Convertibles") in a private offering pursuant to Rule 144A under the Securities Act of 1933, as amended. The July Debentures will pay contingent interest, subject to certain limitations as described in the offering memorandum, beginning on July 15, 2011. The July Debentures are initially convertible, subject to certain conditions, into shares of our common stock at a conversion rate of 31.4614 shares of common stock per $1,000 principal amount of debentures, representing an initial effective conversion price of approximately $31.78 per share. The July Debentures will be redeemable for cash at our option at any time on or after July 15, 2011 at a redemption price of 100% of their principal amount plus accrued interest. Holders of the July Debentures will have the right to require us to repurchase some or all of their July Debentures for cash on July 15, 2011, July 15, 2014, July 15, 2019, July 15, 2024 and July 15, 2029 at a price of 100% of their principal amount plus accrued interest. Holders of the July Debentures will also have the right to require us to repurchase some or all of their July Debentures upon certain events constituting a fundamental change. The July Debentures are unsecured and unsubordinated obligations, and are guaranteed by two of our wholly owned subsidiaries (see Note 5).

Holders of the July Debentures may convert their debentures prior to maturity only if: (1) the sale price of our common stock reaches specified thresholds, (2) the trading price of the July Debentures falls below a specified threshold, (3) the July Debentures have been called for redemption, or (4) specified corporate transactions occur.

We received net proceeds from the offering of approximately $321.4 million, after deducting the initial purchasers' discounts and commissions and estimated expenses in the aggregate of approximately $8.6 million. We used the net proceeds from this offering to repay outstanding indebtedness under our credit facilities and for other general corporate purposes.

Should we be required to repurchase the Debentures at any of the redemption dates, or if the Debentures are converted, our intent is to satisfy all principal and accrued interest requirements with respect thereto in cash.

EITF 04-8 requires that the common stock underlying contingent convertible debt instruments such as our Contingent Convertibles should be included in diluted net income per share computations using the if-converted method regardless of whether the market price trigger or other contingent feature has been met. EITF 04-8 concluded that this new treatment should be applied retroactively, with the result that issuers of securities like our Contingent Convertibles would be required to restate previously issued diluted earnings per share.

Under the terms of the indentures governing our Contingent Convertibles, we have the ability to make irrevocable elections to pay the principal balance of the Contingent Convertibles in cash upon any conversion prior to or at maturity. By making these elections, under current interpretations of SFAS No. 128 and consistent with the provisions of EITF 90-19, *Convertible Bonds with Issuer Option to Settle for Cash upon Conversion,* the common stock underlying the principal amount of the Contingent Convertibles would not be required to be included in our calculation of diluted net income per share and would have no past or future impact on our diluted net income per share. The only impact on diluted net income per share from our Contingent Convertibles would be from the application of the treasury stock method to any conversion spread on those instruments. Prior to the effective date of SFAS No. 128 (R), we intend to make such irrevocable elections for each series of our Contingent Convertibles.

In September 2004, we filed shelf registration statements with respect to the resale of the Debentures and the common stock issuable upon the conversion of the Debentures with the Securities and Exchange Commission. On October 20, 2004, these registration statements were declared effective by the Securities and Exchange Commission.

Debt Maturities

The contractual obligations under our credit facilities, term debt and convertible debt as of December 31, 2004 were as follows:

($ IN THOUSANDS)	CREDIT FACILITIES	TERM DEBT	CONVERTIBLE DEBT	TOTAL
2005	$297,593	$ 473,160	$ —	$ 770,753
2006	35,479	563,687	—	599,166
2007	633,889	536,268	—	1,170,157
2008	—	598,951	—	598,951
2009	—	4,297	225,820	230,117
Thereafter	—	12,993	335,551	348,544
Total	$966,961	$2,189,356	$561,371	$3,717,688

The contractual obligations for term debt are computed based on the contractual maturities of the underlying loans pledged as collateral and assume a constant prepayment rate of 10%. The underlying loans are subject to prepayment, which would shorten the life of the term debt transactions. The underlying loans may be amended to extend their term, which will lengthen the life of the term debt transactions. At our option, we may substitute for prepaid loans up to specified limitations, which may also impact the life of the term debt transactions. Also, the contractual obligations for the 2004-2 term debt transaction are computed based on the initial call date.

The contractual obligations for convertible debt are computed based on the initial put / call date. The legal maturity of the Contingent Convertibles is 2034.

Interest Expense

The weighted average interest rates on all of our borrowings, including amortization of deferred finance costs, for the years ended December 31, 2004, 2003 and 2002 were 3.1%, 3.3% and 3.7%, respectively.

Covenants

CapitalSource Finance, one of our wholly owned subsidiaries, services loans collateralizing the credit facilities and term debt and must meet various financial and non-financial covenants. The notes under the Trusts include accelerated amortization provisions that require cash flows to be applied to pay the noteholders if the notes remain outstanding beyond the stated maturity dates. Failure to meet the covenants could result in the servicing to be transferred to a subservicer. As of December 31, 2004, we were in compliance with all of our covenants.

NOTE 10. SHAREHOLDERS' EQUITY

Common Stock Shares Outstanding

Common stock share activity for the years ended December 31, 2004, 2003 and 2002 was as follows:

Outstanding as of December 31, 2002 and 2001[1]	99,289,800
Issuance of common stock	18,188,773
Exercise of options	194,950
Restricted stock and other stock grants, net	1,107,250
Outstanding as of December 31, 2003	118,780,773
Exercise of options	272,387
Issuance of shares under the Employee Stock Purchase Plan	62,589
Restricted stock and other stock grants, net	111,746
Repurchase of treasury stock	(1,300,000)
Outstanding as of December 31, 2004	117,927,495

(1) Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on January 1, 2002.

Employee Stock Purchase Plan

Effective with our initial public offering on August 6, 2003, our Board of Directors and stockholders adopted the CapitalSource Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees to invest 1% to 10% of their eligible compensation to purchase our common stock through payroll deductions during established purchase periods, subject to maximum purchase limitations. The purchase price for common stock purchased under the ESPP is 85% of the lesser of the fair market value of our common stock on the first day of the applicable purchase period or the last day of the applicable purchase period. A total of 2.0 million shares of common stock are reserved for issuance under the ESPP. Such shares of common stock may be authorized but unissued shares of common stock, treasury shares or shares of common stock purchased on the open market by us. The ESPP will expire upon the earliest of such time as the Board of Directors, in its discretion, chooses to terminate the ESPP, when all of the shares of common stock have been issued under the plan or upon the expiration of ten years from the effective date of the ESPP. We issued 62,589 and 58,693 shares, respectively, under the ESPP during the years ended December 31, 2004 and 2003 for aggregate proceeds of $1.2 million and $0.9 million, respectively. As of December 31, 2004, there are currently 1,878,718 shares remaining available for issuance under the ESPP.

Equity Incentive Plan

In November 2000, we adopted the CapitalSource Holdings LLC 2000 Equity Incentive Plan (the "Equity Incentive Plan"). The Equity Incentive Plan was amended and restated in connection with the recapitalization on August 30, 2002. Additionally, we have an option to acquire 0.1 million shares from the Chief Executive Officer and the President if certain options are exercised by two employees. Prior to our initial public offering, options issued under the Equity Incentive Plan were generally immediately exercisable, but the exercised units are subject to forfeiture provisions over a four-year period following the grant date, and expire ten years from the grant date.

Effective with our initial public offering on August 6, 2003, our Board of Directors and stockholders adopted the CapitalSource Inc. Second Amended and Restated Equity Incentive Plan (successor to the Equity Incentive Plan, the "Plan"). A total of 14.0 million shares of common stock are reserved for issuance under the Plan. The Plan will expire on the earliest of (1) the date as of which the Board of Directors, in its sole discretion, determines that the Plan shall terminate, (2) following certain corporate transactions such as a merger or sale of our assets if the Plan is not assumed by the surviving entity, (3) at such time as all shares of common stock that may be available for purchase under the Plan have been issued or (4) ten years after the effective date of the Plan. The Plan is intended to give eligible employees, members of the Board of Directors, and our consultants and advisors awards that are linked to the performance of our common stock.

Option activity for the years ended December 31, 2004, 2003 and 2002 was as follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding as of December 31, 2001	1,546,750	$ 1.40
Granted	944,500	6.22
Exercised	(1,168,300)	1.55
Forfeited	(6,750)	1.51
Outstanding as of December 31, 2002	1,316,200	4.76
Granted	1,037,600	15.18
Exercised	(194,950)	3.35
Forfeited	(84,200)	5.33
Outstanding as of December 31, 2003	2,074,650	10.06
Granted	507,502	21.94
Exercised	(272,387)	5.02
Forfeited	(134,800)	16.83
Outstanding as of December 31, 2004	2,174,965	$13.05

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	NUMBER OUTSTANDING AS OF DECEMBER 31, 2004	WEIGHTED AVERAGE CONTRACTUAL LIFE (IN YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AS OF DECEMBER 31, 2004	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.01	17,500	5.44	$ 0.01	17,500	$ 0.01
$ 0.24–$ 0.34	46,575	6.60	0.31	46,575	0.31
$ 1.50–$ 3.56	333,025	6.91	2.17	333,025	2.17
$ 8.52–$21.03	1,123,113	8.33	11.79	442,113	10.62
$21.05–$22.70	537,685	9.18	21.68	80,061	21.64
$22.80–$25.37	117,067	9.54	23.43	1,067	25.32
$ 0.01–$25.37	2,174,965	8.33	$13.05	920,341	$ 7.81

For the years ended December 31, 2004, 2003 and 2002, the weighted average estimated fair value at the date of grant for options granted was $11.54, $5.85 and $1.60, respectively.

Restricted Stock

Pursuant to the Plan, we have granted shares of restricted common stock to certain employees and non-employee directors of the Board of Directors, which vest over time, generally between one and five years. Of the 14.0 million shares initially authorized for awards under the Plan, up to 5.0 million shares were initially authorized to be granted in the form of restricted stock. For the years ended December 31, 2004 and 2003, we issued 223,255 and 1,107,250 shares of restricted stock, respectively, at a weighted-average fair value of $20.93 and $19.70, respectively. For the year ended December 31, 2004, 100,459 shares of restricted stock were forfeited and 9,470 shares of restricted stock were surrendered as payment of applicable statutory minimum withholding taxes owed upon vesting of restricted stock granted under the Equity Incentive Plan. No restricted stock was forfeited during the year ended December 31, 2003. As of December 31, 2004, there are currently 3,779,424 shares of the initially authorized 5.0 million shares available for issuance as restricted stock under the Plan.

Treasury Stock

In connection with the issuance of convertible debt as discussed in Note 9, we purchased 1,300,000 shares of our common stock for an aggregate purchase price of approximately $29.9 million.

Recapitalization

During the period from January 1, 2002 through August 30, 2002, there were three classes of interests in CapitalSource Holdings: preferred interests, common interests and employee units. On August 30, 2002, CapitalSource Holdings completed a recapitalization, pursuant to which all preferred interests and employee units were converted into common interests ("Units"). The recapitalization transferred ownership interests from the preferred interest holders to the holders of common interest and employee units, eliminated certain preferred return provisions to the preferred interest holders, and reduced the capital commitments of the members from $542.4 million to $511.0 million.

As of December 31, 2002, the shareholders had contributed capital of $439.8 million and were committed to fund an additional $71.2 million. During the period from January 1, 2003 to August 6, 2003, members contributed capital of $71.2 million and we paid distributions of $32.7 million to members.

On August 6, 2003, CapitalSource became the successor to CapitalSource Holdings through a reorganization. In the reorganization, the existing holders of units of membership interests in CapitalSource Holdings received, on a one-for-one basis, shares of CapitalSource common stock in exchange for their units, and the shares of CapitalSource common stock owned by CapitalSource Holdings were canceled.

NOTE 11. EMPLOYEE BENEFIT PLAN

Our employees participate in the CapitalSource Finance LLC 401(k) Savings Plan ("401(k) Plan"), a defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. For the year ended December 31, 2004, we contributed $0.9 million in matching contributions to the 401(k) Plan. For the years ended December 31, 2003 and 2002, we made no matching contributions.

NOTE 12. INCOME TAXES

The components of income tax expense for the years ended December 31, 2004, 2003 and 2002 were as follows:

	YEAR ENDED DECEMBER 31,		
($ IN THOUSANDS)	2004	2003	2002
Current:			
Federal	$75,526	$25,073	$—
State	14,740	3,256	—
Total current	90,266	28,329	—
Deferred:			
Federal	(8,008)	(3,197)	—
State	(1,688)	(420)	—
Total deferred	(9,696)	(3,617)	—
Income tax expense	$80,570	$24,712	$—

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and income tax purposes. Net deferred tax assets are included in other assets in the accompanying consolidated balance sheets. The components of deferred tax assets and liabilities as of December 31, 2004 and 2003 were as follows:

	DECEMBER 31,	
($ IN THOUSANDS)	2004	2003
Deferred tax assets:		
Allowance for loan losses	$11,746	$6,818
Other	4,781	1,324
Total deferred tax assets	16,527	8,142
Deferred tax liabilities:		
Unrealized gain on investments	908	4,162
Property and equipment	1,089	1,008
Other, net	349	5
Total deferred tax liabilities	2,346	5,175
Net deferred tax assets	$14,181	$2,967

There are no valuation allowances provided for in any of our deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized.

The reconciliations of the effective income tax rate and the federal statutory corporate income tax rate for the years ended December 31, 2004, 2003 and 2002 were as follows:

	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.0	1.6	—
Benefit from deferred taxes[1]	—	(3.0)	—
Other[2]	0.2	(14.9)	(35.0)
Effective income tax rate	39.2%	18.7%	0.0%

(1) Immediately after reorganizing as a "C" corporation on August 6, 2003, we recorded a $4.0 million net deferred tax asset and corresponding deferred tax benefit which lowered the effective tax rate.

(2) We provided for income taxes on the income earned from August 7, 2003 through December 31, 2003 based on a 38% effective tax rate. Prior to our reorganization as a "C" corporation on August 6, 2003, we operated as a limited liability company and all income taxes were paid by the members.

NOTE 13. COMPREHENSIVE INCOME

Comprehensive income for the years ended December 31, 2004, 2003 and 2002 was as follows:

	YEAR ENDED DECEMBER 31,		
($ IN THOUSANDS)	2004	2003	2002
Net income	$124,851	$107,768	$41,582
Unrealized (loss) gain on available-for-sale security, net of tax	(1,062)	1,134	(83)
Unrealized (loss) gain on cash flow hedges, net of tax	(311)	10	—
Comprehensive income	$123,478	$108,912	$41,499

Accumulated other comprehensive (loss) income as of December 31, 2004 and 2003 was as follows:

	DECEMBER 31,	
($ IN THOUSANDS)	2004	2003
Unrealized (loss) gain on available-for-sale security, net of tax	$ (11)	$1,051
Unrealized (loss) gain on cash flow hedges, net of tax	(301)	10
Accumulated other comprehensive (loss) income	$(312)	$1,061

NOTE 14. NET INCOME PER SHARE

The computations of basic and diluted net income per share for years ended December 31, 2004, 2003 and 2002 were as follows:

	YEAR ENDED DECEMBER 31,		
($ IN THOUSANDS, EXCEPT PER SHARE DATA)	2004	2003	2002
Basic net income per share:			
Net income	$124,851	$107,768	$41,582
Average shares—basic[1]	116,217,650	105,281,806	97,701,088
Basic net income per share	$ 1.07	$ 1.02	$ 0.43
Diluted net income per share:			
Net income	$124,851	$107,768	$41,582
Average shares—basic[1]	116,217,650	105,281,806	97,701,088
Effect of dilutive securities:			
Option shares and unvested restricted stock	1,383,026	1,888,779	2,027,243
Convertible debt	—	—	—
Call options	—	—	—
Average shares—diluted	117,600,676	107,170,585	99,728,331
Diluted net income per share	$ 1.06	$ 1.01	$ 0.42

(1) *Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on January 1, 2002. For additional description of the recapitalization, see Note 10.*

NOTE 15. COMMITMENTS AND CONTINGENCIES

We have non-cancelable operating leases for office space and office equipment. The leases expire over the next eight years and contain provisions for certain annual rental escalations.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2004 were as follows ($ in thousands):

2005	$ 5,048
2006	4,590
2007	4,386
2008	4,227
2009	3,886
Thereafter	10,682
	$32,819

Rent expense was $4.8 million, $2.6 million and $1.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

As of December 31, 2004, we had arranged for $231.6 million of standby letters of credit in conjunction with certain loans to our borrowers which expire at various dates over the next eight years. If a borrower defaults on its commitment(s) subject to any letter of credit issued under these arrangements, we would be responsible to meet the borrower's financial obligation and would seek repayment of that financial obligation from the borrower. These arrangements qualify as a financial guarantee in accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. As a result, we included the fair value of these obligations, totaling $14.6 million, in the consolidated balance sheet as of December 31, 2004.

From time to time we are party to legal proceedings. We do not believe that any currently pending or threatened proceeding, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations, including our cash flows.

NOTE 16. RELATED PARTY TRANSACTIONS

We have from time to time in the past, and expect that we may from time to time in the future, make loans or invest in the equity securities of companies in which affiliates of our directors have interests. Under our Principles of Corporate Governance, our board of directors is charged with considering these types of transactions, and none are approved without the prior consent of all disinterested directors. Management believes that each of our related party loans has been, and will continue to be, subject to the same due diligence, underwriting and rating standards as the loans that we make to unrelated third parties.

We sold a loan participation totaling $9.8 million to an affiliate of a 10% or more shareholder. As of December 31, 2004 and 2003, the loan participation totaled $6.5 million and $6.4 million, respectively. The loan participation was sold at par, therefore, no gain or loss was recorded as a result of the sale.

From time to time, we have entered into transactions to lend, commit to lend, or participate in loans to affiliates of our 10% or more shareholders. Management believes that these transactions, which were made with the consent of the disinterested members of our board of directors, were made on terms comparable to other non-affiliated clients. As of December 31, 2004 and 2003, CapitalSource had committed to lend $230.5 and $137.3 million, respectively, to these affiliates of which $162.4 million and $49.8 million, respectively, was outstanding. These loans bear interest ranging from 5.00% to 12.50% as of December 31, 2004. For the years ended December 31, 2004, 2003 and 2002, we recognized $12.0 million, $9.2 million and $9.1 million, respectively, in interest and fees from these affiliates.

We purchased a $14.0 million participation interest in a loan to a company in which an affiliate of a shareholder holds a significant equity position.

Wachovia Capital Markets, LLC has served as an initial purchaser on our term debt transactions and our offerings of convertible debentures, as deal agent on two of our existing credit facilities, and as a lender on one of our pledge agreements, each as described in Note 9, *Borrowings*. An affiliate of Wachovia Capital Partners, LLC is the counterparty on our hedging transactions required under our credit facilities and term debt. Wachovia Bank, NA serves as transfer agent for shares of our common stock. All entities may be deemed to be an affiliate of one of our directors.

During 2002, we lent $1.5 million to various senior executives to exercise options to purchase shares. As of December 31, 2004, these amounts were fully repaid. The loans bore interest at an annual rate of 5.25%, which was considered a fair market value rate at the time of the exercise. For the years ended December 31, 2004, 2003 and 2002, we recognized interest of approximately $33,000, $64,000 and $63,000, respectively, related to these loans.

We subleased office space from a shareholder under an operating lease. For the years ended December 31, 2004, 2003 and 2002, we paid rent to the shareholder of $0.3 million, $0.2 million and, $0.1 million, respectively.

NOTE 17. DERIVATIVES AND OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the normal course of business, we utilize various financial instruments to manage our exposure to interest rate and other market risks. These financial instruments, which consist of derivatives and credit-related arrangements, involve, to varying degrees, elements of credit and market risk in excess of the amount recorded on the consolidated balance sheet in accordance with generally accepted accounting principles.

Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in market prices may cause the value of a financial instrument to decrease or become more costly to settle. The contract/notional amounts of financial instruments, which are not included in the consolidated balance sheet, do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments.

We manage credit risk of our derivatives and unfunded commitments by limiting the total amount of arrangements outstanding by an individual counterparty; by obtaining collateral based on management's assessment of the client; and by applying uniform credit standards maintained for all activities with credit risk.

Contract or notional amounts and the credit risk amounts for derivatives and credit-related arrangements as of December 31, 2004 and 2003 were as follows:

	DECEMBER 31,			
	2004		2003	
($ IN THOUSANDS)	CONTRACT OR NOTIONAL AMOUNT	CREDIT RISK AMOUNT	CONTRACT OR NOTIONAL AMOUNT	CREDIT RISK AMOUNT
Derivatives				
Interest rate swaps	$3,411,288	$ 2,727	$1,596,163	$ 326
Interest rate caps	340,623	1,372	234,788	639
Call options	25,577	25,577	—	—
Total derivatives	$3,777,488	$ 29,676	$1,830,951	$ 965
Credit-related arrangements				
Commitments to extend credit	$2,104,487	$2,104,487	$1,256,463	$1,256,463
Commitments to extend standby letters of credit	116,511	116,511	62,108	62,108
Total credit-related arrangements	$2,220,998	$2,220,998	$1,318,571	$1,318,571

Derivatives

We enter into various derivative contracts to manage interest rate risk. The objective is to manage interest rate sensitivity by modifying the characteristics of certain assets and liabilities to reduce the adverse effect of changes in interest rates.

Interest rate swaps are contracts in which a series of interest rate cash flows, based on a specific notional amount and a fixed and variable interest rate, are exchanged over a prescribed period. Caps and floors are contracts that transfer, modify, or reduce interest rate risk in exchange for the payment of a premium when the contract is issued.

Derivatives expose us to credit and market risk. If the counterparty fails to perform, the credit risk is equal to the fair value gain of the derivative. When the fair value of a derivative contract is positive, this indicates the counterparty owes us, and therefore, creates a repayment risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and have no repayment risk. All interest rate swaps and interest rate cap agreements have Wachovia as the counterparty.

Market risk is the adverse effect that a change in interest rates has on the value of a financial instrument. We manage market risk by only using derivatives as hedges against existing assets and liabilities.

Fair Value Hedges

We enter into interest rate swap agreements to hedge fixed-rate loans pledged as collateral for the credit facilities and term debt. The interest rate swap agreements we utilize modify our exposure to interest risk by converting our fixed-rate loans to a variable rate. These agreements involve the receipt of variable rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The purpose of our interest rate hedging activities is to protect us from risk that interest collected under the fixed-rate loans will not be sufficient to service the interest due under the credit facilities and term debt.

For the years ended December 31, 2004, 2003 and 2002, we expensed $1.5 million, $0.8 million and $0.2 million, respectively, related to the net cash payments for interest rate swaps accounted for as fair value hedges. As of December 31, 2004 and 2003, the fair value of the fair value hedges was $0.1 million and $(1.2) million, respectively.

Basis Swaps

We enter into interest rate swap agreements to hedge prime rate loans pledged as collateral for the Term Debt ("Basis Swaps"). The interest rate swap agreements we utilize modify our exposure to interest risk typically by converting our prime rate loans to a 30-day LIBOR rate. These agreements involve the receipt of prime rate amounts in exchange for 30-day LIBOR rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The purpose of our interest rate hedging activities is to protect us from risk that interest collected under the prime rate loans will not be sufficient to service the interest due under the 30-day LIBOR-based term debt.

We have entered into basis swaps that qualify for hedge accounting in accordance with SFAS No. 133. The net cash payments for the basis swaps and the change in fair value during the years ended December 31, 2004 and 2003 was insignificant.

During the years ended December 31, 2004 and 2003, we entered into interest rate swaps to offset the Basis Swaps required by our Term Debt. These interest rate swaps, as well as certain interest rate swaps entered into in 2002, did not qualify for hedge accounting. During the years ended December 31, 2004, 2003 and 2002, we recognized a net gain (loss) of $0.1 million, $(0.8) million and $(1.0) million, respectively, in other income (expense) related to the fair value of the Basis Swaps that did not qualify for hedge accounting. For the years ended December 31, 2004, 2003 and 2002, we expensed $0.6 million, $1.2 million and $0.4 million, respectively, related to the net cash payments for the Basis Swaps.

Interest Rate Caps

The Trusts have entered into interest rate cap agreements to hedge loans with embedded interest rate caps that are pledged as collateral for the term debt. Simultaneously, we entered into offsetting interest rate cap agreements with Wachovia. The interest rate caps are not designated and do not qualify as hedging instruments; therefore, the gain or loss is recognized in current earnings during the period of change. Since the interest rate cap agreements are offsetting, the change in value of the interest rate cap agreements has no impact on current earnings. The fair value of the interest rate cap agreements was not significant as of December 31, 2004 or 2003.

Call Options
Concurrently with our sale of the March Debentures we entered into two separate call option transactions. For further discussion of the terms of these transactions, see Note 9, *Borrowings.*

Credit-Related Arrangements
As of December 31, 2004, we are obligated to provide standby letters of credit in conjunction with several of our lending arrangements not to exceed $348.1 million at any time during the term of the arrangement, with $231.6 million of standby letters of credit issued. If a borrower defaults on its commitment(s) subject to any letter of credit issued under this arrangement, we would be responsible to meet the borrower's financial obligation and would seek repayment of that financial obligation from the borrower. We currently do not anticipate that we will be required to fund commitments subject to any outstanding standby letters of credit.

NOTE 18. CONCENTRATION OF CREDIT RISKS

In our normal course of business, we engage in commercial lending activities with borrowers throughout the United States. As of December 31, 2004 and 2003, we had committed credit facilities to our borrowers of approximately $6.4 billion and $3.7 billion, respectively, of which approximately $2.1 billion and $1.3 billion, respectively, was unfunded. As of December 31, 2004 and 2003, the entire loan portfolio was diversified such that no single borrower was greater than 10% of the portfolio. As of December 31, 2004, the single largest industry concentration is skilled nursing, which makes up approximately 19% of the portfolio. As of December 31, 2004, the largest geographical concentration is California, which makes up approximately 12% of the portfolio.

NOTE 19. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments* ("SFAS No. 107"), requires the disclosure of the estimated fair value of on- and off-balance sheet financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver to or receive cash or another financial instrument from a second entity on potentially favorable terms.

Fair value estimates are made at a point in time, based on relevant market data and information about the financial instrument. SFAS No. 107 specifies that fair values should be calculated based on the value of one trading unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, estimated transaction costs that may result from bulk sales or the relationship between various financial instruments. Fair value estimates are based on judgments regarding current economic conditions, interest rate risk characteristics, loss experience, and other factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the estimated fair value may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates. Fair value estimates, methods and assumptions are set forth below for our financial instruments:

- Cash and cash equivalents—The carrying amount is a reasonable estimate of fair value because of the short maturity of those instruments.
- Restricted cash—The carrying amount is a reasonable estimate of fair value due to the nature of this instrument.
- Loans—The fair value of loans is estimated using a combination of methods, including discounting estimated future cash flows, using quoted market prices for similar instruments or using quoted market prices for securities backed by similar loans.
- Investments—For those investments carried at fair value, we determined the fair value based on quoted market prices, when available. For investments when no market information is available, we estimate fair value using various valuation tools including financial statements, budgets, and business plans as well as qualitative factors.
- Repurchase agreements, credit facilities and term debt—Due to the adjustable rate nature of the borrowings, fair value is estimated to be the carrying value.
- Convertible debt—The fair value is determined from quoted market prices.
- Loan commitments and stand-by letters of credit—The fair value is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the current creditworthiness of the counterparties.
- Derivatives—The fair value of the interest rate swap and interest rate caps (used for hedging purposes) is the estimated amount that we would receive or pay to terminate the contract at the reporting date as determined from quoted market prices.

The carrying value approximates fair value for all financial instruments discussed above as of December 31, 2004 and 2003 except as follows:

	DECEMBER 31,			
	2004		2003	
($ IN THOUSANDS)	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Assets:				
Loans	$4,140,381	$4,148,290	$2,339,089	$2,374,034
Liabilities:				
Convertible debt	561,371	583,767	—	—
Loan commitments and stand-by letters of credit	—	2,220,998	—	1,318,571

NOTE 20. UNAUDITED QUARTERLY INFORMATION

Unaudited quarterly information for each of the three months in the years ended December 31, 2004 and 2003 was follows:

	THREE MONTHS ENDED			
($ IN THOUSANDS, EXCEPT PER SHARE DATA)	DECEMBER 31, 2004	SEPTEMBER 30, 2004	JUNE 30, 2004	MARCH 31, 2004
Interest	$ 95,502	$ 86,344	$71,718	$60,263
Fee income	24,476	26,010	15,262	20,576
Total interest and fee income	119,978	112,354	86,980	80,839
Interest expense	27,757	21,922	16,275	13,099
Net interest and fee income	92,221	90,432	70,705	67,740
Provision for loan losses	5,472	7,832	5,143	7,263
Net interest and fee income after provision for loan losses	86,749	82,600	65,562	60,477
Operating expenses	29,444	28,465	27,558	22,281
Other income	6,485	4,014	6,931	351
Net income before income taxes	63,790	58,149	44,935	38,547
Income taxes	25,006	23,841	17,075	14,648
Net income	$ 38,784	$ 34,308	$27,860	$23,899
Net income per share:				
Basic	$ 0.33	$ 0.30	$ 0.24	$ 0.20
Diluted	0.33	0.29	0.24	0.20

($ IN THOUSANDS, EXCEPT PER SHARE DATA)	THREE MONTHS ENDED DECEMBER 31, 2003	SEPTEMBER 30, 2003	JUNE 30, 2003	MARCH 31, 2003
Interest	$53,797	$47,336	$40,944	$33,092
Fee income	15,358	15,105	12,836	7,297
Total interest and fee income	69,155	62,441	53,780	40,389
Interest expense	12,547	10,304	10,065	7,040
Net interest and fee income	56,608	52,137	43,715	33,349
Provision for loan losses	2,876	3,687	2,059	2,715
Net interest and fee income after provision for loan losses	53,732	48,450	41,656	30,634
Operating expenses	22,305	17,314	15,030	13,158
Other income	16,330	6,723	1,947	815
Net income before income taxes	47,757	37,859	28,573	18,291
Income taxes[1]	18,148	6,564	—	—
Net income	$29,609	$31,295	$28,573	$18,291
Net income per share:				
Basic	$ 0.25	$ 0.29	$ 0.29	$ 0.19
Diluted	0.25	0.28	0.29	0.18

(1) We recorded income tax expense on the income earned beginning on August 7, 2003. Prior to our reorganization as a "C" corporation on August 6, 2003, we operated as a limited liability company and all income taxes were paid by the members.

NOTE 21. SUBSEQUENT EVENTS

In February 2005, we amended the $150.0 million term loan agreement with Harris Nesbitt to make it a $100.0 million revolving loan agreement collateralized by accounts receivable and other assets of one of our borrowers. At the time that the term loan agreement was amended, the outstanding balance was $50.0 million. Interest on the amended revolving loan agreement was reduced to 30-day LIBOR plus 1.40% and the maturity date was extended to February 2006.

In February 2005, we amended the $400.0 million credit facility with Wachovia to decrease the interest rate charged on borrowings under the credit facility to the commercial paper rate, plus 0.75%.

NOTE 22. EVENT SUBSEQUENT TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT DATE (UNAUDITED)

In March 2005, we amended the $640.0 million credit facility with Citigroup to decrease the 30-day LIBOR margin under the credit facility to 0.75%.

Officers and certain employees

John K. Delaney
Chairman and Chief Executive Officer

Jason M. Fish
President and Director

Bryan M. Corsini
Chief Credit Officer

Steven A. Museles
Chief Legal Officer and Secretary

Thomas A. Fink
Chief Financial Officer

Dean C. Graham
President
Healthcare and Specialty Finance

Joseph A. Kenary, Jr.
President
Corporate Finance

Michael C. Szwajkowski
President
Structured Finance

James M. Mozingo
Chief Accounting Officer

Donald F. Cole
Chief Operations Officer

Steven I. Silver
Chief Marketing Officer

Christopher J. Woods
Chief Technology Officer

Board of directors

John K. Delaney
Chairman and Chief Executive Officer

Jason M. Fish
President

William G. Byrnes*
Private Investor

Frederick W. Eubank, II
Partner
Wachovia Capital Partners, LLC

Andrew B. Fremder***
Member and Consultant
Farallon Capital Management, L.L.C.
and Farallon Partners, L.L.C.

Tully M. Friedman**
Chairman and Chief Executive Officer
Friedman Fleischer & Lowe

Sara L. Grootwassink*
Chief Financial Officer
Washington Real Estate Investment Trust

Timothy M. Hurd**
Managing Director
Madison Dearborn Partners, LLC

Dennis P. Lockhart*
Professor
Georgetown University

Thomas F. Steyer**
Senior Managing Director and
Chief Investment Officer
Farallon Capital Management, L.L.C.

Paul R. Wood***
Managing Director
Madison Dearborn Partners, LLC

*Audit Committee
**Compensation Committee
***Nominating and Corporate Governance Committee

Corporate information

Corporate Headquarters
CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815
Telephone: (866) 876-8723
www.capitalsource.com

Investor Information
Stock Exchange Information
CapitalSource Inc. is listed on the New York Stock Exchange under the ticker symbol "CSE." There are approximately 200 shareholders of record and 2,750 beneficial shareholders of the company.

Trading and Dividend Information

	HIGH	LOW
First Quarter 2004	$24.50	$18.85
Second Quarter 2004	$25.02	$20.00
Third Quarter 2004	$23.71	$19.15
Fourth Quarter 2004	$25.98	$21.25

We intend to retain our future earnings, if any, to finance the future development and operation of our business. Accordingly, we do not anticipate paying any dividends on our common stock in the foreseeable future.

Shareholder Services
Wachovia Bank, N.A.
Equity Services Group NC1153
1525 W.T. Harris Blvd., 3C3
Charlotte, NC 28288-1153
Telephone: (800) 829-8432

Form 10-K and Other Reports
A copy of our Form 10-K and all quarterly filings on Form 10-Q, our Board Committee Charters, Principles of Corporate Governance and Code of Business Conduct are available without charge through our Website at www.capitalsource.com or upon written request to:
Investor Relations Department
CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815

For additional information, please call (866) 876-8723 or send an e-mail to info@capitalsource.com.

Annual Meeting Date and Location
On behalf of your Board of Directors and management, we cordially invite you to attend the Annual Meeting of Shareholders to be held on Wednesday, April 27, 2005, at 9:00 a.m. at the Ritz-Carlton Washington, 1150 22nd Street, NW, Washington, DC 20037.

Independent Registered Public Accounting Firm
Ernst & Young LLP
McLean, Virginia

Media Inquiries
Requests for general information or questions from news media should be directed to:
Paul Wardour
Director of Marketing
CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815

Telephone: (301) 841-2745, E-mail address: pwardour@capitalsource.com

Investor Inquiries
Research analysts and investors may direct their questions to:
Anthony J. Skarupa
Finance Director
CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815

Telephone: (301) 841-2847, E-mail address: tskarupa@capitalsource.com

Certifications
Our Chairman and Chief Executive Officer and Chief Financial Officer have delivered, and we have filed with our Annual Report on Form 10-K for the year ended December 31, 2004, all certifications required by rules of the SEC and relating to, among other things, the company's financial statements, internal controls and the public disclosures contained in the Form 10-K. In addition, following our 2004 annual meeting, our Chairman and Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by the company of the NYSE's corporate governance listing standards and, as required by the rules of the NYSE, expects to provide a similar certification following the 2005 annual meeting.

Forward-Looking Statements and Projections
This annual report, including the footnotes to our consolidated financial statements included herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our clients' or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. More detailed information about these factors is contained in our Form 10-K as filed with the Securities and Exchange Commission on March 15, 2005.

The forward-looking statements made in this report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. The information contained in this section should be read in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this report under the caption "Selected Financial Data."